Exhibit 99.1

Deutsche Bank Interim Report as of March 31, 2011
Deutsche Bank
The Group at a glance

	Three months ended
	Mar 31, 2011	Mar 31, 2010
Share price at period end	€41.49	€51.90	[1]
Share price high	€48.70	€53.80	[1]
Share price low	€39.24	€38.51	[1]
Basic earnings per share	€2.20	€2.52	[2]
Diluted earnings per share	€2.13	€2.43	[2]
Average shares outstanding, in m., basic	937	698	[2]
Average shares outstanding, in m., diluted	969	725	[2]
Return on average shareholders’ equity (post-tax)	16.7%	18.6%
Pre-tax return on average shareholders’ equity	23.7%	29.3%
Pre-tax return on average active equity	23.9%	29.5%
Book value per basic share outstanding[3]	€53.14	€55.91
Cost/income ratio[4]	67.6%	66.0%
Compensation ratio[5]	40.8%	39.7%

Noncompensation ratio[6]	26.8%	26.3%

	in € m.	in € m.
Total net revenues	10,474	8,999
Provision for credit losses	373	262
Total noninterest expenses	7,080	5,944
Income before income taxes	3,021	2,793

Net income	2,130	1,777

	Mar 31, 2011	Dec 31, 2010
	in € bn.	in € bn.
Total assets	1,842	1,906
Shareholders’ equity	50.0	48.8
Core Tier 1 capital ratio[7]	9.6%	8.7%

Tier 1 capital ratio[7]	13.4%	12.3%

	Number	Number
Branches	3,080	3,083
thereof in Germany	2,083	2,087

Employees (full-time equivalent)	101,877	102,062
thereof in Germany	49,020	49,265

The reconciliation of average active equity and related ratios is provided on page 69 of this report.

[1]	For comparison purposes, share prices have been adjusted for all periods before October 6, 2010 to reflect the impact of the subscription rights issue in connection with the capital increase.

[2]	The number of average basic and diluted shares outstanding has been adjusted in order to reflect the effect of the bonus component of subscription rights issued in September 2010 in connection with the capital increase.

[3]	Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).

[4]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.

[5]	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.

[6]	Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

[7]	The capital ratios relate the respective capital to risk weighted assets for credit, market and operational risk. Excludes transitional items pursuant to section 64h (3) of the German Banking Act.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Deutsche Bank	Management Report	6
Interim Report as of March 31, 2011	Operating and Financial Review
Management Report
Operating and Financial Review
Economic Environment
The recovery of the world economy continued in the first quarter of 2011 and even accelerated in key countries, as indicated by the findings of purchasing manager surveys. The sentiment among purchasing managers in the U.S. and the eurozone, especially Germany, has become clearly more optimistic. However, uncertainties about the effects of the catastrophe in Japan could dampen optimism, as recently reflected in a slightly lower level for the “expectations” component within the Ifo Business Climate Index. Nevertheless, economic activity in Germany and the U.S. rose by nearly 1 % in the first quarter of 2011 compared to the fourth quarter of 2010 (non-annualized). In China, the Purchasing Managers Index declined, which would indicate a slight cooling down of the economy which is probably also a politically welcome development.
Despite the agreed expansion of the EU rescue package and the establishment of a permanent crisis mechanism starting from the middle of 2013, uncertainties remained high in the capital markets. Contributing to this were the high refinancing requirements of countries on the periphery of the eurozone as well as the unclear political situation in Portugal. The risk premiums on these countries’ government bonds remained relatively high.
The member states of the European Monetary Union (EMU) have committed to take the resilience of the financial system into account as an integral component of its package of measures to strengthen the EMU governance. This will entail increased supervision of individual institutions and of the financial system as a whole (so-called macro-prudential supervision). In addition, EU member states launched a new stress test for banks which will be concluded by June this year.
Meanwhile, the implementation of the new regulatory framework is progressing at the national, European and global level. While the content of the new rules is taking concrete shape and, in doing so, is producing clarity on the future operating environment for banks, it has become increasingly apparent that the actual implementation will differ between jurisdictions. This threatens to create additional implementation costs and competitive distortions.

Deutsche Bank	Management Report	7
Interim Report as of March 31, 2011	Operating and Financial Review
Consolidated Results of Operations
Income before income taxes in the first quarter 2011 was € 3.0 billion and included negative results of € 518 million in total in Corporate Investments (CI) and Consolidation & Adjustments (C&A). The operating divisions Corporate & Investment Bank (CIB) and Private Clients and Asset Management (PCAM) reported in the quarter an income before income taxes of € 3.5 billion in total, which compares to our € 10 billion target for the full year 2011.
Net Revenues in the first quarter 2011 were € 10.5 billion, up € 1.5 billion, or 16%, versus the first quarter 2010 as a result of revenues from businesses acquired in 2010, namely, Postbank, Sal. Oppenheim and the commercial banking activities acquired from ABN AMRO in the Netherlands.
In CIB, net revenues were slightly up in the first quarter 2011 to € 6.7 billion versus € 6.6 billion in the first quarter 2010. PCAM net revenues were € 4.1 billion in the first quarter 2011, including a € 263 million positive impact related to our stake in Hua Xia Bank, for which equity method accounting was applied as a consequence of the last substantive regulatory approval received to increase our stake, compared to revenues of € 2.2 billion in the first quarter 2010. Revenues in C&A were negative € 476 million in the first quarter 2011, versus negative € 91 million in the first quarter last year.
Provision for credit losses was € 373 million in the quarter, an increase of 42%, from € 262 million in the first quarter 2010. The increase was attributable to Postbank, which contributed € 206 million. The Postbank provisions excluded releases of loan loss allowance recorded prior to consolidation amounting to € 117 million, which were shown as interest and similar income. Excluding Postbank, provision for credit losses was down € 96 million, a 37 % reduction on a like for like basis, reflecting the overall favorable economic environment, a further reduction from IAS 39 reclassified assets and a positive impact as a result of a portfolio sale in PBC.
Noninterest expenses were € 7.1 billion in the quarter an increase of € 1.1 billion, or 19%, compared to the first quarter 2010. Of the increase, € 877 million related to the consolidation of acquisitions made throughout the year in 2010. Also contributing to the increase were higher compensation-related costs, which were partly related to the accelerated recognition of deferred compensation for employees eligible for career retirement, as well as higher operating costs from our consolidated investments in CI.
Income before income taxes was € 3.0 billion in the quarter, up € 228 million versus the first quarter 2010. A better year on year performance in CIB and PCAM of € 647 million in total was partly offset by decreases of € 230 million from CI and of € 188 million from C&A.
Net income for the first quarter 2011 was € 2.1 billion compared to € 1.8 billion in the first quarter 2010. Diluted earnings per share were € 2.13 in the first quarter 2011, versus € 2.43 in the first quarter 2010. Income tax expense was € 891 million in the first quarter 2011. The effective tax rate of 29.5% in the current quarter benefited from the partial tax exemption of net gains following a change in the accounting method applied to our stake in Hua Xia Bank. Income tax expense in the first quarter 2010 was € 1.0 billion. The effective tax rate of 36.4% in the first quarter last year was adversely affected by the geographic mix of income and the non-tax deductible bank payroll tax in the U.K.

Deutsche Bank	Management Report	8
Interim Report as of March 31, 2011	Operating and Financial Review
Segment Results of Operations
Corporate & Investment Bank Group Division (CIB)

	Three months ended
in € m.	Mar 31, 2011	Mar 31, 2010	Absolute change	Change in %
Net revenues	6,696	6,628	68	1
Provision for credit losses	33	90	(56)	(63)
Noninterest expenses	4,091	3,816	275	7

Noncontrolling interests	11	14	(3)	(23)

Income before income taxes	2,561	2,708	(147)	(5)

Corporate Banking & Securities Corporate Division (CB&S)

	Three months ended
in € m.	Mar 31, 2011	Mar 31, 2010	Absolute change	Change in %
Net revenues	5,831	5,992	(161)	(3)
Provision for credit losses	12	93	(81)	(87)
Noninterest expenses	3,504	3,295	209	6

Noncontrolling interests	11	14	(3)	(23)

Income before income taxes	2,304	2,589	(285)	(11)

Sales & Trading (debt and other products) net revenues were € 3.6 billion in the first quarter 2011, a decrease of € 152 million, or 4%, compared to the first quarter 2010 which was characterized by a generally favorable market environment. Many flow products were impacted by continued sovereign risk concerns of a few countries, unrest in the Middle East and events in Japan. In the current quarter, however, demand for structured solutions remained relatively robust. Revenues in Rates, Money Markets and FX were solid benefiting particularly from a good performance in Asia, but overall were lower than the prior year quarter due to a reduction in flow volumes, especially in Europe and the U.S. Flow revenues in Credit were lower than the prior year quarter which offered extremely favorable market conditions after the turbulence of 2009. Nevertheless, structured solutions revenues were strong reflecting continued client demand for balance sheet restructuring. RMBS revenues were significantly higher than the prior year quarter driven by client demand and the absence of losses from legacy positions. Commodities revenues were also significantly higher, achieving their second best quarter ever, with strong performance across a number of products, including European power and gas, precious metals and oil. Emerging Markets flow revenues were adversely affected by events in the Middle East, although this was partially offset by increased client demand for risk-mitigating solutions.
Sales & Trading (equity) generated revenues of € 943 million. This was in line with the first quarter 2010 despite high volatility in 2011. This quarter’s result reflected our successfully recalibrated, lower risk business model and a one-off gain on the sale of our stake in the Russian stock exchange RTS, which was partially offset by the adverse impact of the Japanese earthquake on our Sales & Trading (equity) revenues. Equity Trading revenues were higher than the prior year quarter due to good commission levels and improved connectivity between our primary and secondary franchises and we ranked number one in Institutional Investor’s European equity research survey. In a market environment characterized by spikes in market volatility coupled with high demand for structured solutions, Equity Derivatives revenues were in line with the first quarter 2010. Prime Finance revenues were virtually unchanged versus the prior year quarter, with spread compressions in financing offset by an increased number of clients in the U.S.

Deutsche Bank	Management Report	9
Interim Report as of March 31, 2011	Operating and Financial Review
Origination and Advisory generated revenues of € 717 million in the first quarter 2011, an increase of € 154 million, or 27%, compared to the first quarter 2010. Deutsche Bank progressed to a number four ranking globally, by share of Corporate Finance fees, up from number five at the end of 2010. Top five ranks were achieved across M&A, ECM and High Yield and Investment Grade Bonds globally. Advisory revenues of € 159 million were up by 21 % on the prior year quarter and M&A ranked number four for the quarter, with strong involvement in crossborder activity where the breadth of our franchise led us to a number one ranking. Debt Origination revenues increased by 19 % to € 377 million driven by heightened issuance activity. Deutsche Bank grew market share in High Yield and was ranked number three globally and number one in Europe. In Investment Grade we ranked number three globally. Equity Origination revenues increased by 56 % to € 181 million, driven by a significant increase in IPO activity compared to the first quarter of 2010, especially in the Americas and Asia. Deutsche Bank was ranked number three globally by volumes, its best ever quarterly result, and was ranked number two for IPOs (Source: Thomson Reuters). (All ranks from Dealogic unless otherwise stated)
Loan products revenues were € 484 million in the first quarter 2011, down 6 % compared to the prior year quarter. The decrease was driven by the transfer of the loans with Actavis Group hF to the Group Division Corporate Investments at the beginning of 2011.
Net revenues from Other products were € 38 million in the first quarter 2011, a decrease of € 132 million, or 78%, from the prior year quarter. The decrease was driven by lower mark-to-market gains on investments held to back insurance policyholder claims in Abbey Life, which are offset in noninterest expenses.
In provision for credit losses, CB&S recorded a net charge of € 12 million in the first quarter 2011, compared to a net charge of € 93 million in the prior year quarter. The decrease of € 81 million is due to lower provisions required for our IAS 39 reclassified portfolio and reflects the improved credit environment.
Noninterest expenses were € 3.5 billion in the first quarter 2011, an increase of € 209 million, or 6%, compared to the first quarter 2010. The increase reflected slightly higher compensation-related costs, which were partly related to the accelerated recognition of deferred compensation for employees eligible for career retirement. Non-compensation costs were also up on the prior year quarter as a result of investments in technology and operations change initiatives, as well as increases in other non-compensation expenditure to support business growth.
Income before income taxes in CB&S was € 2.3 billion in the first quarter 2011, compared to € 2.6 billion in the prior year quarter.

Deutsche Bank	Management Report	10
Interim Report as of March 31, 2011	Operating and Financial Review
Global Transaction Banking Corporate Division (GTB)

	Three months ended
in € m.	Mar 31, 2011	Mar 31, 2010	Absolute change	Change in %
Net revenues	865	636	229	36
Provision for credit losses	21	(4)	25	N/M
Noninterest expenses	587	520	66	13

Noncontrolling interests	–	–	–	N/M

Income before income taxes	257	119	137	115

N/M – Not meaningful
The comparability of GTB’s results in the current and prior year periods is limited due to the consolidation of the commercial banking activities acquired from ABN AMRO in the Netherlands in the second quarter 2010. This acquisition impacted all major income statement line items while its contribution to GTB’s income before income taxes remains minor.
GTB generated net revenues of € 865 million in the first quarter 2011, a strong increase of € 229 million, or 36%, compared to the first quarter 2010. More than half of this increase was attributable to the aforementioned acquisition. The remaining increase was driven by higher revenues across all major product lines. Trust & Securities Services benefited from the improved market conditions in the depository receipt and custody business. Trade Finance continued to capitalize on the strong demand for international trade products and financing. In Cash Management, fees increased as a result of higher transaction volumes while higher deposit volumes and an improvement of certain interest rates resulted in higher interest income.
In provision for credit losses, a net charge of € 21 million was recorded in the first quarter 2011 compared to a net release of € 4 million in the prior year quarter. The increase of € 25 million versus the first quarter 2010 is related to the aforementioned acquisition.
Noninterest expenses were € 587 million in the first quarter 2011, up € 66 million, or 13%, compared to the first quarter 2010. The increase was almost entirely driven by the first time consolidation of the aforementioned acquisition as well as higher severance charges and insurance related costs. These increases were partially offset by the non-recurrence of an impairment of intangible assets of € 29 million recorded in the prior year period.
Income before income taxes was € 257 million for the quarter, an increase of € 137 million, or 115%, compared to the prior year quarter.

Deutsche Bank	Management Report	11
Interim Report as of March 31, 2011	Operating and Financial Review
Private Clients and Asset Management Group Division (PCAM)

	Three months ended
in € m.	Mar 31, 2011	Mar 31, 2010	Absolute change	Change in %
Net revenues	4,074	2,241	1,833	82
Provision for credit losses	338	173	166	96
Noninterest expenses	2,680	1,883	797	42

Noncontrolling interests	78	1	76	N/M

Income before income taxes	978	184	794	N/M

N/M – Not meaningful
Asset and Wealth Management Corporate Division (AWM)

	Three months ended
in € m.	Mar 31, 2011	Mar 31, 2010	Absolute change	Change in %
Net revenues	1,002	829	173	21
Provision for credit losses	19	3	16	N/M
Noninterest expenses	792	830	(38)	(5)

Noncontrolling interests	1	1	(0)	(29)

Income (loss) before income taxes	190	(5)	195	N/M

N/M – Not meaningful
AWM reported net revenues of € 1.0 billion in the first quarter 2011, an increase of € 173 million, or 21%, compared to the same period in 2010. Discretionary portfolio management/fund management revenues improved by € 24 million, or 6%, in Asset Management (AM) and by € 14 million, or 14%, in Private Wealth Management (PWM). In AM and PWM the increase reflected the positive impact of favorable market conditions and higher asset valuations on asset based fees. Advisory/brokerage revenues were up € 33 million, or 17%, to € 230 million, due to increased activity in equity, fixed income and structured products. Revenues from credit products increased by € 17 million, or 22%, to € 94 million, primarily due to increased loan volumes. Deposits and payment services revenues were up by € 3 million, or 8%, to € 35 million, driven by margin increases. Revenues from other products were € 24 million and € 58 million favorable compared to the same period last year, in AM and PWM, respectively. One third of the improvements were driven by the sale of businesses.
Provision for credit losses was € 19 million in the first quarter 2011, an increase of € 16 million compared to the same quarter last year, primarily driven by Sal. Oppenheim.
Noninterest expenses in the first quarter 2011 were € 792 million. The decrease of € 38 million, or 5%, compared to the first quarter 2010 was mainly driven by significantly lower integration and operating costs related to Sal. Oppenheim in PWM.
In the first quarter 2011, AWM recorded an income before income taxes of € 190 million compared to a loss before income taxes of € 5 million in the first quarter last year.

Deutsche Bank	Management Report	12
Interim Report as of March 31, 2011	Operating and Financial Review
Invested assets in AWM were € 799 billion as of March 31, 2011, down by € 26 billion from December 31, 2010. In AM, invested assets were € 529 billion, a decrease of € 21 billion, or 4%, during the first quarter 2011. Foreign currency movements, in particular the strengthening of the euro against the U.S. dollar, were the main driver for the decrease, but it also reflects € 5 billion of net outflows, primarily in cash and insurance, partly offset by inflows related to higher margin products. In PWM, invested assets were € 271 billion, a decrease of € 5 billion, mainly driven by € 8 billion from the strengthening of the euro during the first quarter 2011, partly offset by net new assets of € 3 billion, in particular in Germany and Asia.
Private & Business Clients Corporate Division (PBC)

	Three months ended
in € m.	Mar 31, 2011	Mar 31, 2010	Absolute change	Change in %
Net revenues	3,072	1,412	1,660	118
Provision for credit losses	320	170	150	88
Noninterest expenses	1,888	1,053	835	79

Noncontrolling interests	77	0	77	N/M

Income before income taxes	788	189	598	N/M

N/M – Not meaningful
The first quarter 2011 was materially impacted by the consolidation of Postbank in PBC. Net revenues of € 3.1 billion in the first quarter 2011 included € 1.3 billion related to Postbank, reported in revenues from other products. Thus, Postbank was the main contributor for the € 1.7 billion increase in PBC’s net revenues compared to the same quarter 2010. In addition, revenues from other products in the first quarter 2011 included a one-time positive impact of € 263 million related to our stake in Hua Xia Bank, for which equity method accounting was applied as a consequence of the last substantive regulatory approval received to increase our stake.
Revenues from Deposits and payment services increased by € 62 million, or 14%, to € 519 million in the first quarter 2011, a new quarterly record. The growth was driven by increased deposit margins and volumes. Credit products revenues decreased € 17 million, or 3%, to € 547 million, compared to the first quarter 2010, driven by lower margins. Revenues from discretionary portfolio management/fund management decreased by € 19 million, or 21%, versus the first quarter 2010, whereas revenues from advisory/brokerage increased by € 66 million, or 30%, driven by securities brokerage.
Provision for credit losses was € 320 million in the first quarter 2011, of which € 206 million related to Postbank. The Postbank provisions excluded releases of loan loss allowance built prior to consolidation of € 117 million, which were shown as interest and similar income. Excluding Postbank, provisions for credit losses were € 114 million, down € 56 million, or 33%, compared to the same quarter last year. The improved credit provision was mainly driven by the sale of a loan portfolio, resulting in a positive impact of € 33 million as well as reduced provisions for credit losses on the back of a favorable economic development.
Noninterest expenses were € 1.9 billion in the first quarter 2011, up € 835 million, compared to the first quarter 2010. The increase reflected € 823 million related to the consolidation of Postbank. Excluding Postbank related effects, noninterest expenses were higher by € 12 million, mainly driven by performance-related compensation.

Deutsche Bank	Management Report	13
Interim Report as of March 31, 2011	Operating and Financial Review
Income before income taxes was € 788 million in the first quarter 2011, an increase of € 598 million compared to the first quarter 2010, of which € 236 million, net, referred to the aforementioned impact related to our stake in Hua Xia Bank and € 221 million were attributable to Postbank.
Invested assets were € 313 billion as of March 31, 2011, an increase of € 7 billion versus December 31, 2010. The increase reflected net inflows of € 7 billion, mainly in deposits.
PBC’s total number of clients as of March 31, 2011, was 28.8 million, thereof 14.1 million related to Postbank.
Corporate Investments Group Division (CI)

	Three months ended
in € m.	Mar 31, 2011	Mar 31, 2010	Absolute change	Change in %
Net revenues	180	220	(40)	(18)
Provision for credit losses	1	0	1	N/M
Noninterest expenses	344	156	188	121

Noncontrolling interests	(0)	(1)	0	(95)

Income (loss) before income taxes	(165)	65	(230)	N/M

N/M – Not meaningful
Net revenues in the first quarter 2011 were € 180 million, compared to € 220 million in the first quarter 2010. Revenues in CI contain recurring revenues from BHF-BANK and from our consolidated investments in The Cosmopolitan of Las Vegas and Maher Terminals. In the current quarter, these revenues were partly offset by a share of net loss of € 55 million from our investment in Actavis. In the first quarter 2010, revenues included gains of € 148 million related to our investment in Postbank and € 68 million related to BHF-BANK.
Noninterest expenses were € 344 million in the first quarter 2011, an increase of € 188 million compared to the first quarter 2010. This increase was mainly driven by operating expenses related to BHF-BANK and the aforementioned consolidated investments. In addition, the first quarter 2011 included a charge of € 34 million related to the announced sale of the Group’s headquarters in Frankfurt am Main to a closed-end real estate fund.
Loss before income taxes of € 165 million in the first quarter 2011 included the aforementioned charges of € 89 million in total related to Actavis and the Group’s headquarters. Income before income taxes in the first quarter 2010 was € 65 million, which mainly resulted from our investment in Postbank.

Deutsche Bank	Management Report	14
Interim Report as of March 31, 2011	Operating and Financial Review
Consolidation & Adjustments (C&A)

	Three months ended
in € m.	Mar 31, 2011	Mar 31, 2010	Absolute change	Change in %
Net revenues	(476)	(91)	(385)	N/M
Provision for credit losses	(0)	(0)	(0)	N/M
Noninterest expenses	(34)	89	(123)	N/M

Noncontrolling interests	(89)	(15)	(74)	N/M

Income (loss) before income taxes	(353)	(165)	(188)	114

N/M – Not meaningful
Loss before income taxes in C&A was € 353 million in the first quarter 2011, compared to a loss of € 165 million in the prior year quarter. The first quarter 2011 included a negative impact of approximately € 370 million from different accounting methods used for management reporting and IFRS. This negative impact, which represents a timing difference related to economically hedged short-term positions, was mainly driven by the significant increase in short-term euro interest rates in the first quarter 2011. Given the short term nature of these positions, a portion of the negative impact is expected to reverse during 2011. To a lesser extent, this negative impact was also a result of movements between long-term euro and U.S. dollar interest rates. In the first quarter 2010, when interest rates were less volatile, the impact of such timing differences caused a negative impact of approximately € 40 million. Results in C&A in both periods also reflected charges for the hedging of net investments in certain foreign operations. In addition, the prior year quarter was impacted by net charges for litigation provisions.

Deutsche Bank	Management Report	15
Interim Report as of March 31, 2011	Operating and Financial Review
Financial Position
The table below shows information on our financial position.

in € m.	Mar 31, 2011	Dec 31, 2010
Cash and due from banks	14,338	17,157
Interest-earning deposits with banks	84,263	92,377
Central bank funds sold, securities purchased under resale agreements and securities borrowed	60,375	49,281
Trading assets	285,621	271,291
Positive market values from derivative financial instruments	564,102	657,780
Financial assets designated at fair value through profit or loss[1]	174,943	171,926
Loans	394,335	407,729
Brokerage and securities related receivables	141,886	103,423
Remaining assets	122,382	134,666

Total assets	1,842,245	1,905,630

Deposits	533,103	533,984
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	37,641	31,198
Trading liabilities	77,095	68,859
Negative market values from derivative financial instruments	550,962	647,195
Financial liabilities designated at fair value through profit or loss[2]	129,481	130,154
Other short-term borrowings	60,722	64,990
Long-term debt	161,506	169,660
Brokerage and securities related payables	155,674	116,146
Remaining liabilities	84,471	93,076

Total liabilities	1,790,655	1,855,262

Total equity	51,590	50,368

[1]	Includes securities purchased under resale agreements designated at fair value through profit or loss of € 114,607 million and € 108,912 million and securities borrowed designated at fair value through profit or loss of € 25,693 million and € 27,887 million as of March 31, 2011 and December 31, 2010, respectively.

[2]	Includes securities sold under repurchase agreements designated at fair value through profit or loss of € 105,765 million and € 107,999 million as of March 31, 2011 and December 31, 2010, respectively.
Assets and Liabilities
As of March 31, 2011, total assets were € 1,842 billion. The decrease of € 63 billion, or 3%, compared to December 31, 2010, was primarily driven by lower market values from derivative financial instruments, foreign exchange effects and was partly offset by increases in brokerage and securities related receivables. Total liabilities were down by € 65 billion to € 1,791 billion.
The shift in foreign exchange rates and in particular between the U.S. dollar and the euro contributed to a decrease of approximately 3 % in our balance sheet during the first three months of 2011.
Positive and negative market values from derivative financial instruments were down by € 94 billion and € 96 billion respectively, predominantly driven by increasing long-term interest rates. Brokerage and securities related receivables and payables were up € 38 billion and € 40 billion, respectively, compared to December 31, 2010, as volumes increased over the course of the quarter from traditionally lower year end levels.

Deutsche Bank	Management Report	16
Interim Report as of March 31, 2011	Operating and Financial Review
Trading assets and trading liabilities were higher by € 14 billion and € 8 billion, respectively. Financial positions designated at fair value through profit or loss were up € 3 billion in assets and down € 1 billion in liabilities, mainly from securities purchased under resale agreements and securities sold under repurchase agreements, respectively.
Interest earning deposits with banks were down € 8 billion versus December 31, 2010. Loans decreased € 13 billion to € 394 billion, partly due to foreign exchange effects. Deposits were down € 881 million, driven by a decrease of deposits from banks in CB&S. Long-term debt was € 162 billion as of March 31, 2011, down € 8 billion compared to December 31, 2010.
Balance Sheet Management
We manage our balance sheet on a Group level excluding Postbank and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. Our balance sheet management function has the mandate to monitor and analyze balance sheet developments and to track certain market observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. While we monitor IFRS balance sheet developments, our balance sheet management is principally focused on adjusted values as used in our leverage ratio target definition, which is calculated using adjusted total assets and adjusted total equity figures.
Similarly Postbank follows a value-oriented financial management approach that includes balance sheet management.
As of March 31, 2011, our leverage ratio according to our target definition was 23, nearly unchanged from the year end 2010 level of 23 and slightly below our leverage ratio target of 25. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 36 at March 31, 2011, compared to 38 at the end of 2010, in line with the decrease in total assets under IFRS. For a tabular presentation of our leverage ratios and the adjustments made for the values according to our target definition please see section “Leverage Ratio (Target Definition)” within “Other Information” of this Interim Report.
Equity
As of March 31, 2011, total equity was € 51.6 billion, an increase of € 1.2 billion, or 2%, compared to € 50.4 billion as of December 31, 2010. The main factors contributing to this development were net income attributable to Deutsche Bank shareholders of € 2.1 billion and a decrease of € 238 million in our treasury shares which are deducted from equity, partly offset by net losses of € 1.1 billion recognized in accumulated other comprehensive income (loss) in the first quarter 2011. The aforementioned net losses recognized in accumulated other comprehensive income (loss) were mainly driven by negative effects from exchange rates of € 903 million (especially in the U.S. dollar) and net unrealized losses on financial assets available for sale of € 159 million.

Deutsche Bank	Management Report	17
Interim Report as of March 31, 2011	Operating and Financial Review
Regulatory Capital
The Bank’s Tier 1 capital ratio was 13.4 % as of March 31, 2011, up from 12.3 % at the end of 2010. The Tier 1 capital ratio was positively impacted by the first quarter results and by the reduction of risk-weighted assets. The core Tier 1 capital ratio, which excludes hybrid capital instruments, was 9.6 % as of March 31, 2011, compared to 8.7 % at the end of 2010. Tier 1 capital as of March 31, 2011, was € 43.8 billion, € 1.2 billion higher than at the end of 2010. Tier 1 capital increased by € 2.1 billion net income, partially offset by foreign exchange rate effects of € 0.9 billion. Risk-weighted assets were € 328 billion as of March 31, 2011, € 18 billion lower than at the end of 2010, reflecting largely reductions in credit risk as well as changes in foreign exchange rates.
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from financial assets at fair value through profit or loss and the available for sale classifications into the loans classification.
The tables below show the incremental impact of the reclassification which was mainly related to CB&S. The tables show that the reclassifications in CB&S resulted in a € 210 million incremental loss to the income statement and a € 165 million incremental loss to other comprehensive income for the three months ended March 31, 2011. For the three months ended March 31, 2010, the reclassifications resulted in € 406 million incremental loss to the income statement and a € 125 million incremental loss to other comprehensive income. The consequential effect on credit market risk disclosures is provided under “Update on Key Credit Market Exposures”.

	Mar 31, 2011		Three months ended Mar 31, 2011
			Impact on	Impact on other
			income before	comprehensive
	Carrying value	Fair value	income taxes	income
2011 impact of the reclassification	in € bn.	in € bn.	in € m.	in € m.
Sales & Trading — Debt
Trading assets reclassified to loans	15.3	13.7	(134)	–
Financial assets available for sale reclassified to loans	8.0	7.3	(12)	(165)

Origination and advisory
Trading assets reclassified to loans[1]	1.2	1.1	(64)	–

Total	24.5	22.1	(210)[2]	(165)

[1]	The significant decrease in carrying value and fair value of reclassified assets in Origination and Advisory since March 31, 2010 is mainly due to the restructuring of loans with Actavis Group hF in 2010 with a carrying amount of € 4.2 billion. There was no gain or loss recognized as a result of the restructuring. The restructuring is detailed further in Note 17 “Equity Method Investments” in our Financial Report 2010.

[2]	In addition to the impact in CB&S, income before income taxes in PBC decreased by € 1 million for the three months ended March 31, 2011.

Deutsche Bank	Management Report	18
Interim Report as of March 31, 2011	Operating and Financial Review

	Mar 31, 2010		Three months ended Mar 31, 2010
			Impact on	Impact on other
			income before	comprehensive
	Carrying value	Fair value	income taxes	income
2010 impact of the reclassification	in € bn.	in € bn.	in € m.	in € m.
Sales & Trading – Debt
Trading assets reclassified to loans	18.0	16.0	(338)	–
Financial assets available for sale reclassified to loans	9.2	8.2	4	(125)

Origination and advisory
Trading assets reclassified to loans	5.8	5.5	(72)	–

Total	33.0	29.7	(406)[1]	(125)

[1]	In addition to the impact in CB&S, income before income taxes in PBC decreased by € 1 million for the three months ended March 31, 2010.
During the first three months of 2011 we sold reclassified assets with a carrying value of € 700 million (€ 604 million for the same period in 2010). The sales resulted in € 18 million net gain (three months ended March 31, 2010: € 2 million loss). Sales were made due to circumstances that were not foreseen at the time of reclassification.
Update on Key Credit Market Exposures
The following is an update on the development of certain key credit positions (including protection purchased from monoline insurers). These positions were those that significantly impacted the performance of CB&S during the recent financial crisis. In addition to these CB&S positions, we have also provided information about positions acquired from Postbank where relevant.

	Mar 31, 2011			Dec 31, 2010
		Hedges			Hedges
Mortgage related exposure in our CDO trading, U.S. and		and other			and other
European residential mortgage businesses[1,2]	Gross	protection		Gross	protection
in € m.	exposure	purchased	Net exposure	exposure	purchased	Net exposure
Subprime[3] exposure in trading businesses:
CDO subprime exposure – Trading	411	166	245	420	75	345

Residential mortgage trading businesses:
Other U.S. residential mortgage business exposure[4,5,6]	3,553	2,877	676	3,428	3,153	275
European residential mortgage business exposure	165	–	165	169	–	169

[1]	Disclosure relates to key credit market positions exposed to fair value movements.

[2]	Net exposure represents our potential loss in the event of a 100 % default of securities and associated hedges, assuming zero recovery. Excludes assets reclassified from trading or available for sale to loans and receivables in accordance with the amendments to IAS 39 with a carrying value as of March 31, 2011 of € 1.6 billion (which includes European residential mortgage exposure € 984 million, Other U.S. residential mortgage exposure € 301 million, CDO subprime exposure – Trading € 320 million) and as of December 31, 2010 of € 1.8 billion (which includes European residential mortgage exposure € 1.0 billion, Other U.S. residential mortgage exposure € 339 million, CDO subprime exposure – Trading € 402 million).

[3]	In determining subprime, we apply industry standard criteria including FICO (credit quality) scores and loan-to-value ratios. In limited circumstances, we also classify exposures as subprime if 50 % or more of the underlying collateral is home equity loans which are subprime.

[4]	Analysis excludes both agency mortgage-backed securities and agency eligible loans, which we do not consider to be credit sensitive products, and interest-only and inverse interest-only positions, which are negatively correlated to deteriorating markets due to the effect on the position of the reduced rate of mortgage prepayments. The slower prepayment rate extends the average life of these interest-only products which in turn leads to a higher value due to the longer expected interest stream.

[5]	Thereof € (219) million Alt-A, € 4 million Subprime, € 65 million Other and € 826 million Trading-related net positions as of March 31, 2011 and € (267) million Alt-A, € 10 million Subprime, € 52 million Other and € 480 million Trading-related net positions as of December 31, 2010. Alt-A loans are loans made to borrowers with generally good credit, but with non-conforming underwriting ratios or other characteristics that fail to meet the standards for prime loans. These include lower FICO scores, higher loan-to-value ratios and higher percentages of loans with limited or no documentation.

[6]	The reserves included in the Other U.S residential mortgage business disclosure factor in a calculation of counterparty credit risk valuation adjustment. This better reflects the fair value of the instruments underlying the exposure. As of March 31, 2011, this adjustment resulted in a reduction to the net exposure of € 258 million to € 676 million. For December 31, 2010, the adjustment resulted in a reduction to the net exposure of € 320 million to € 275 million.

Deutsche Bank Interim Report as of March 31, 2011	Management Report Operating and Financial Review	19
Hedges of our mortgage related exposure consist of a number of different market instruments, including protection provided by monoline insurers, single name credit default swap contracts with market counterparties and index-based contracts.
In addition to these CB&S positions, at March 31, 2011, Postbank had exposure to European commercial mortgage-backed securities of €161 million as well as residential mortgage-backed securities of €395 million (which includes €367 million in Europe, €26 million in U.S). At December 31, 2010, Postbank had exposure to European commercial mortgage-backed securities of €192 million as well as residential mortgage-backed securities of €428 million (which included €398 million in Europe, €27 million in the U.S.).
In addition, Postbank had exposure to non-corporate CDOs of €75 million where the underlying assets include both commercial mortgage-backed securities and residential mortgage-backed securities. These positions are classified as loans and receivables and available for sale. At December 31, 2010, Postbank had exposure to non-corporate CDOs of €69 million.
Ocala Funding LLC: We own 71.4 % of the commercial paper issued by Ocala Funding LLC (Ocala), a commercial paper vehicle sponsored by Taylor Bean & Whitaker Mortgage Corp. (TBW), which ceased mortgage lending operations and filed for bankruptcy protection in August 2009. We classify the commercial paper as a trading asset and measure it at fair value through profit or loss. As of March 31, 2011, the total notional value of the commercial paper issued by Ocala which was held by the Group was €846 million. As a result of TBW filing for bankruptcy and based on information available at the time, we recognized a fair value loss of approximately €350 million for 2009 related to the Ocala commercial paper. Based on information and certain management assumptions related to the eligibility of claims raised against the bankruptcy administrators, we recognized a fair value loss in 2010 of approximately €360 million. As a result of further information we obtained on the TBW estate, we recognized a further fair value loss in the first quarter of 2011 of €32 million.

Monoline exposure related to U.S. residential	Mar 31, 2011				Dec 31, 2010
mortgages[1,2]		Fair value prior to		Fair value after		Fair value prior to		Fair value after
in € m.	Notional amount	CVA[3]	CVA[3]	CVA[3]	Notional amount	CVA[3]	CVA[3]	CVA[3]
AA Monolines[4]:
Other subprime	126	51	(6)	45	139	60	(6)	54
Alt-A	3,698	1,231	(246)	985	4,069	1,539	(308)	1,231

Total AA Monolines	3,824	1,282	(252)	1,030	4,208	1,599	(314)	1,285

[1]	Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of €69 million as of March 31, 2011 and €67 million as of December 31, 2010, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[2]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

[3]	Credit valuation adjustments (“CVA”) are assessed using a model-based approach with numerous input factors for each counterparty, including the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring and recovery rates in the event of either restructuring or insolvency.

[4]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings as of March 31, 2011 and December 31, 2010.

Deutsche Bank Interim Report as of March 31, 2011	Management Report Operating and Financial Review	20

	Mar 31, 2011				Dec 31, 2010
Other Monoline exposure[1,2]		Fair value prior to		Fair value after		Fair value prior to		Fair value after
in € m.	Notional amount	CVA[3]	CVA[3]	CVA[3]	Notional amount	CVA[3]	CVA[3]	CVA[3]
AA Monolines[4]:
TPS-CLO	2,612	673	(83)	590	2,988	837	(84)	753
CMBS	1,015	14	(2)	12	1,084	12	(1)	11
Corporate single name/Corporate CDO	564	—	—	—	602	(1)	—	(1)
Student loans	276	18	(2)	16	295	19	(2)	17
Other	872	189	(23)	166	925	226	(23)	203

Total AA Monolines	5,339	894	(110)	784	5,894	1,093	(110)	983

Non Investment Grade Monolines[4]:
TPS-CLO	609	144	(35)	109	917	215	(49)	166
CMBS	5,707	471	(232)	239	6,024	547	(273)	274
Corporate single name/Corporate CDO	2,047	12	(6)	6	2,180	12	(6)	6
Student loans	1,216	451	(259)	192	1,308	597	(340)	257
Other	1,203	194	(81)	113	1,807	226	(94)	132

Total Non Investment Grade Monolines	10,782	1,272	(613)	659	12,236	1,597	(762)	835

Total	16,121	2,166	(723)	1,443	18,130	2,690	(872)	1,818

[1]	Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of €60 million as of March 31, 2011, and €58 million as of December 31, 2010, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[2]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

[3]	Credit valuation adjustments (“CVA”) are assessed using a model-based approach with numerous input factors for each counterparty, including the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring and recovery rates in the event of either restructuring or insolvency.

[4]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings as of March 31, 2011, and December 31, 2010.
As of March 31, 2011, and December 31, 2010, the total credit valuation adjustments held against monoline insurers were €975 million and €1,186 million, respectively.

Commercial Real Estate whole loans[1]
in € m.	Mar 31, 2011	Dec 31, 2010
Loans held on a fair value basis, net of risk reduction[2]	2,016	2,265
Loans reclassified in accordance with the amendments to IAS 39[3]	4,847	4,941
Loans related to asset sales[4]	2,007	2,186
Loans acquired from Postbank[3]	15,524	15,814

[1]	Excludes our portfolio of secondary market commercial mortgage-backed securities which are actively traded and priced and loans that have been held on our hold book since inception.

[2]	Risk reduction trades represent a series of derivative or other transactions entered into in order to mitigate risk on specific whole loans. Fair value of risk reduction amounted to €650 million as of March 31, 2011, and €689 million as of December 31, 2010.

[3]	Carrying value.

[4]	Carrying value of vendor financing on loans sold since January 1, 2008.

Leveraged Finance[1]
in € m.	Mar 31, 2011	Dec 31, 2010
Loans held on a fair value basis	1,065	2,263
thereof: loans entered into since January 1, 2008	1,028	2,230
Loans reclassified in accordance with the amendments to IAS 39[2]	1,203	1,367
Loans related to asset sales[3]	4,661	5,863

[1]	Includes unfunded commitments and excludes loans transacted before January 1, 2007, which were undertaken before the market disruption and loans that have been held on our hold book since inception.

[2]	Carrying value.

[3]	Carrying value of vendor financing on loans sold since January 1, 2008.

Deutsche Bank Interim Report as of March 31, 2011	Management Report Operating and Financial Review	21
Special Purpose Entities
We engage in various business activities with certain entities, referred to as special purpose entities (“SPEs”), which are designed to achieve a specific business purpose. The principal uses of SPEs are to provide clients with access to specific portfolios of assets and risk and to provide market liquidity for clients through securitizing financial assets. SPEs may be established as corporations, trusts or partnerships.
We consolidate some SPEs for both financial reporting and German regulatory purposes. In all other cases we hold regulatory capital, as appropriate, against SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees. To date, our exposures to nonconsolidated SPEs have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.
This section contains information about movements in total assets of SPEs that are consolidated on our balance sheet as well as movements on total exposures to SPEs that are not consolidated. This section should be read in conjunction with the Management Report, section “Special Purpose Entities”, and Note 01 “Significant Accounting Policies” of our Financial Report 2010.
Total Assets in Consolidated SPEs
These tables provide details about the assets (after consolidation eliminations) in our consolidated SPEs. These tables should be read in conjunction with the “Update on Key Credit Market Exposures” which is included on page 18 of this Interim Report.

	Asset type
	Financial
	assets at	Financial
	fair value	assets		Cash and
Mar 31, 2011	through	available		cash
in € m.	profit or loss[1]	for sale	Loans	equivalents	Other assets	Total assets
Category:
Group sponsored ABCP conduits	–	411	12,722	–	29	13,162
Group sponsored securitizations	3,195	307	1,252	13	24	4,791
Third party sponsored securitizations	188	–	488	2	17	695
Repackaging and investment products	6,252	1,056	197	1,701	621	9,827
Mutual funds	5,027	–	–	315	373	5,715
Structured transactions	2,753	204	5,289	53	409	8,708
Operating entities	1,564	3,386	3,017	98	3,421	11,486
Other	991	395	299	144	308	2,137

Total	19,970	5,759	23,264	2,326	5,202	56,521

[1]	Fair value of derivative positions was €482 million.

Deutsche Bank Interim Report as of March 31, 2011	Management Report Operating and Financial Review	22

	Asset type
	Financial
	assets at	Financial
	fair value	assets		Cash and
Dec 31, 2010	through	available		cash
in € m.	profit or loss[1]	for sale	Loans	equivalents	Other assets	Total assets
Category:
Group sponsored ABCP conduits	—	431	15,304	—	59	15,794
Group sponsored securitizations	3,168	369	1,250	20	23	4,830
Third party sponsored securitizations	189	—	507	2	18	716
Repackaging and investment products	6,606	1,053	206	2,211	664	10,740
Mutual funds	4,135	9	—	465	654	5,263
Structured transactions	2,533	269	5,315	386	381	8,884
Operating entities	1,676	3,522	3,309	514	3,582	12,603
Other	199	300	556	117	304	1,476

Total	18,506	5,953	26,447	3,715	5,685	60,306

[1]	Fair value of derivative positions was €158 million.
Exposure to Nonconsolidated SPEs
This table details the maximum unfunded exposure remaining to certain nonconsolidated SPEs. This table should be read in conjunction with the “Update on Key Credit Market Exposures” included in this Interim Report on page 18.

Maximum unfunded exposure remaining
in € bn.	Mar 31, 2011	Dec 31, 2010
Category:
Group sponsored ABCP conduits[1]	2.1	2.5
Third party ABCP conduits[2]	2.0	2.4
Third party sponsored securitizations
U.S.	1.3	1.5
non-U.S.	1.1	1.2
Guaranteed mutual funds[3]	9.3	10.7
Real estate leasing funds	0.8	0.8

[1]	Decrease due to reduction of certain liquidity facilities during the period and the effect of foreign exchange translation.

[2]	Decrease mainly due to the drawdown of existing liquidity facilities during the period.

[3]	Decrease due to the expiry of certain guarantees during the period.
Related Party Transactions
We have business relationships with a number of companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Deutsche Bank Interim Report as of March 31, 2011	Management Report Operating and Financial Review	23
Significant Transactions
On May 6, 2010, Deutsche Bank announced that it had signed a binding agreement to subscribe for newly issued shares in Hua Xia Bank Co. Ltd. (“Hua Xia Bank”). Upon final settlement of the transaction, which was effective with the registration of the new shares on April 26, 2011, this investment increased Deutsche Bank’s existing equity stake in Hua Xia Bank from 17.12 % to 19.99 % of issued capital.
The purchase of the newly issued shares was subject to substantive regulatory approvals to be granted by various Chinese regulatory agencies. The last substantive regulatory approval, which results in Deutsche Bank having a claim to receive the additional shares and the associated voting rights, was received on February 11, 2011.
The equity method of accounting has been applied from February 11, 2011.
This transaction affects our current and future results. For further details please refer to the section “Other Financial Information” of this Interim Report.
Events after the Reporting Date
On April 18, 2011, Deutsche Bank and LGT Group announced that they have ended negotiations on the sale of BHF-BANK following discussions between the parties and with the competent supervisory authorities and decided not to pursue the transaction any further. For more information on the expected impact of this event please refer to the section “Assets Held for Sale” of this Interim Report.

Deutsche Bank Interim Report as of March 31, 2011	Management Report Risk Report	24
Risk Report
Risk and Capital Management
The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles and organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our Group Divisions. Further information about our risk and capital management framework, which has remained principally unchanged, can be found in our Financial Report 2010. Further details on selected exposures pertinent to those asset classes most affected by the market dislocations during the credit crisis are disclosed in the section “Update on Key Credit Market Exposures” included within this report beginning on page 18.
Effective December 3, 2010, Deutsche Bank consolidated Deutsche Postbank Group (“Postbank”). The following section on qualitative and quantitative risk disclosures provides information on the risk profile of Deutsche Bank Group, after consolidation of Postbank. In particular, the quantitative information generally reflects Deutsche Bank Group including Postbank for the reporting dates March 31, 2011 and December 31, 2010 as well as for the reporting period of the first three months 2011. In the limited instances where a consolidated view has not been presented, a separate Postbank risk disclosure or applicable qualitative commentary is provided where appropriate.
Postbank currently conducts its own risk management activities under its own statutory responsibilities. Deutsche Bank Group provides advisory services to Postbank with regard to specific risk management areas. We intend to increase the convergence of risk management principles across Deutsche Bank Group and Postbank over time. This also responds to regulatory requirements that are applicable to Deutsche Bank AG as the parent company of the combined group.
Credit Exposure
We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.
—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

—	Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.

Deutsche Bank Interim Report as of March 31, 2011	Management Report Risk Report	25
Corporate Credit Exposure
The following table breaks down several of our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

Corporate credit exposure
credit risk profile			Irrevocable lending
by creditworthiness category	Loans[1]		commitments[2]		Contingent liabilities		OTC derivatives[3]		Total
in € m.	Mar 31, 2011	Dec 31, 2010	Mar 31, 2011	Dec 31, 2010	Mar 31, 2011	Dec 31, 2010	Mar 31, 2011	Dec 31, 2010	Mar 31, 2011	Dec 31, 2010
AAA–AA	57,412	62,603	21,589	23,068	7,041	7,334	24,451	23,967	110,493	116,972
A	43,143	48,467	34,917	31,945	20,208	21,318	15,817	16,724	114,085	118,454
BBB	52,271	56,096	34,086	36,542	18,808	20,391	7,808	8,408	112,973	121,437
BB	44,662	44,809	21,904	22,083	11,816	11,547	7,954	7,905	86,336	86,344
B	13,036	12,594	7,501	7,775	5,053	5,454	2,255	2,960	27,845	28,783
CCC and below	17,181	17,425	2,460	2,467	2,057	2,012	2,092	2,341	23,790	24,245

Total	227,705	241,994	122,457	123,880	64,983	68,056	60,377	62,305	475,522	496,235

[1]	Includes impaired loans mainly in category CCC and below amounting to €3.7 billion as of March 31, 2011 and €3.6 billion as of December 31, 2010.

[2]	Includes irrevocable lending commitments related to consumer credit exposure of €9.0 billion as of March 31, 2011 and €8.6 billion as of December 31, 2010.

[3]	Includes the effect of netting agreements and cash collateral received where applicable.
The above table shows an overall decrease in our corporate credit exposure amounting to €20.7 billion or 4 % which primarily reflects a reduction of loans by €14.3 billion as well as reductions due to foreign exchange rate changes. The reduction in loans included a decrease of €2.2 billion in the loans reclassified to loans and receivables in accordance with IAS 39.
Consumer Credit Exposure
The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the annualized net provisions charged, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

in € m.			90 days or more past due		Net credit costs
(unless stated otherwise)	Total exposure		as a % of total exposure[1]		as a % of total exposure[2]
	Mar 31, 2011	Dec 31, 2010	Mar 31, 2011	Dec 31, 2010	Mar 31, 2011	Dec 31, 2010
Consumer credit exposure Germany:	131,821	130,317	0.85%	0.83%	0.58%	0.56%
Consumer and small business financing	19,604	19,055	2.09%	2.11%	1.81%	1.92%
Mortgage lending	112,216	111,262	0.63%	0.61%	0.36%	0.20%
Consumer credit exposure outside Germany	38,172	38,713	3.41%	3.27%	0.77%	0.86%

Total consumer credit exposure[3]	169,993	169,030	1.43%	1.39%	0.62%	0.66%

[1]	As the acquired Postbank loans were initially consolidated at their fair values with a new cash flow expectation, the contractual past due status of acquired loans is not considered for disclosure purposes. Accordingly, the overall 90 days or more past due ratio reduced when calculated for the combined portfolio compared to ratios for Deutsche Bank excluding Postbank as disclosed in our Financial Report 2010.

[2]	Ratios for December 31, 2010 refer to Deutsche Bank Group excluding immaterial provisions at Postbank since consolidation, while ratios for March 31, 2011 refer to Deutsche Bank Group including Postbank. Increases in the present value of acquired loans, representing releases of allowances for credit losses established prior to their consolidation at the consolidated entities, are not included but recorded through other interest income (for detailed description see next section “Problem Loans and IFRS Impaired Loans”). Taking such amounts into account, the net credit costs as a percentage of total exposure would amount to 0.46 % as of March 31, 2011.

[3]	Includes impaired loans amounting to €3.0 billion as of March 31, 2011 and €2.7 billion as of December 31, 2010.

Deutsche Bank Interim Report as of March 31, 2011	Management Report Risk Report	26
The volume of our total consumer credit exposure increased by €963 million, or 0.6%, from year end 2010 to March 31, 2011, driven by net exposure increases of €525 million at Postbank, predominantly in Germany.
The volume of our consumer credit exposure excluding Postbank rose by €438 million, or 0.5%, from year end 2010 to March 31, 2011, driven by our mortgage lending activities, with volume growth mainly outside Germany (up €377 billion) with strong growth in Portugal (up €158 million), Italy (up €132 million) and Spain (up €96 million) as well as in Germany (up €61 million). Measures taken on portfolio level led to a significant reduction of net credit costs in Poland, while they declined in Germany predominantly due to the sale of a portfolio. Excluding Postbank the net credit costs expressed as a percentage of total exposure declined to 0.58 % of total exposure from 0.66% of total exposure at December 31, 2010.
Problem Loans and IFRS Impaired Loans
Our problem loans consist mainly of impaired loans. We consider loans to be impaired when we recognize objective evidence that an impairment loss has been incurred. While we assess the impairment for our corporate credit exposure individually, we assess the impairment of our smaller-balance standardized homogeneous loans collectively. The second component of our problem loans are nonimpaired loans, where no impairment loss is recorded but where either known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms or where the loans are 90 days or more past due but for which the accrual of interest has not been discontinued. We continue to monitor and report our problem loans in line with SEC industry guidance and categorize them as nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings.
As a result of consolidations we acquired certain loans for which a specific allowance had been established beforehand by the consolidated entity. Such loans were taken onto our balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at the time of acquisition. As long as our cash flow expectations regarding these loans have not deteriorated since acquisition, we do not consider them to be impaired or problem loans.
Loan loss allowances established for acquired loans prior to their consolidation have not been consolidated into our loan loss allowances. Instead, these loan loss allowances have been considered in determining the fair value representing the cost basis of the newly consolidated loans. Subsequent improvements in the credit quality of these loans are reflected as an appreciation in their carrying value with a corresponding gain recognized in other interest income. Loan loss allowances established for acquired loans after their consolidation, however, are included in our provision for credit losses and loan loss allowances.

Deutsche Bank Interim Report as of March 31, 2011	Management Report Risk Report	27
The following two tables show the breakdown of our problem loans and IFRS impaired loans.

Mar 31, 2011	Impaired loans			Nonimpaired problem loans			Problem loans
in € m.	German	Non-German	Total	German	Non-German	Total	Total
Individually assessed	1,192	2,520	3,712	266	1,777	2,043	5,755
Nonaccrual loans	1,093	2,305	3,398	146	1,056	1,202	4,600
Loans 90 days or more past due and still accruing	–	–	–	64	10	74	74

Troubled debt restructurings	99	215	314	56	711	767	1,081

Collectively assessed	1,227	1,745	2,972	291	47	338	3,310
Nonaccrual loans	1,225	1,620	2,845	–	–	–	2,845
Loans 90 days or more past due and still accruing	–	–	–	271	26	297	297
Troubled debt restructurings	2	125	127	20	21	41	168

Total problem loans	2,419	4,265	6,684	557	1,824	2,381	9,065

thereof: IAS 39 reclassified problem loans	31	1,043	1,074	–	1,086	1,086	2,160

Dec 31, 2010	Impaired loans			Nonimpaired problem loans			Problem loans
in € m.	German	Non-German	Total	German	Non-German	Total	Total
Individually assessed	996	2,556	3,552	239	1,635	1,874	5,426
Nonaccrual loans	902	2,374	3,276	153	897	1,051	4,327
Loans 90 days or more past due and still accruing	–	–	–	36	8	44	44

Troubled debt restructurings	94	182	276	50	729	779	1,055

Collectively assessed	1,010	1,703	2,713	267	29	296	3,009
Nonaccrual loans	1,009	1,583	2,591	–	–	–	2,591
Loans 90 days or more past due and still accruing	–	–	–	252	5	258	258
Troubled debt restructurings	1	120	121	15	24	38	160

Total problem loans	2,006	4,258	6,265	506	1,664	2,170	8,435

thereof: IAS 39 reclassified problem loans	84	1,150	1,234	–	979	979	2,213
Our total problem loans increased by €630 million or 7 % during the first three months of 2011 due to a €1.1 billion gross increase of problem loans, partially offset by charge-offs of €330 million and a €140 million decrease as a result of exchange rate movements. The increase in our total problem loans was driven by loans acquired from Postbank (€575 million) due to the fact that all Postbank’s loans that were impaired at consolidation have been consolidated at their fair value as nonimpaired loans with the effect that a further deterioration of credit quality increases the level of problem loans, whereas improvements in credit quality or charge-offs of loans for which allowances were established prior to their consolidation do not offset the increases.

Deutsche Bank Interim Report as of March 31, 2011	Management Report Risk Report	28
Individually assessed impaired loans increased by €160 million due to gross increases of €410 million, partially offset by charge-offs of €148 million and €102 million of exchange rate movements. Our collectively assessed impaired loans increased by €259 million as gross increases of €448 million were partially offset by €182 million charge-offs and €7 million of exchange rate movements. The increase of our individually and collectively assessed impaired loans was driven by new problem loans at Postbank from a Group perspective. These effects led to a total increase in impaired loans by €419 million or 7%. Nonimpaired problem loans increased by €211 million due to a number of loans which we designated as defaulted, but for which we did not expect to incur a loss, mainly due to collateralization.
Our problem loans included €2.2 billion of loans among the loans that had been reclassified to loans and receivables in accordance with IAS 39. For these loans we recorded gross increases in problem loans of €80 million which were more than offset by a €74 million decrease as a result of exchange rate movements and charge-offs of €59 million.
Allowance for Credit Losses
We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement.
The following table provides a breakdown of the movements in our allowance for loan losses for the periods specified.

	Three months ended Mar 31, 2011			Three months ended Mar 31, 2010
Allowance for loan losses	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	1,643	1,653	3,296	2,029	1,314	3,343

Provision for loan losses	154	215	369	89	178	267
Net charge-offs	(129)	(101)	(230)	(71)	(98)	(169)
Charge-offs	(135)	(157)	(292)	(79)	(124)	(203)
Recoveries	6	56	62	8	26	34

Changes in the group of consolidated companies	–	–	–	–	–	–

Exchange rate changes/other	(47)	(26)	(73)	5	9	14

Balance, end of period	1,621	1,741	3,362	2,052	1,403	3,455

Deutsche Bank	Management Report	29
Interim Report as of March 31, 2011	Risk Report
The following table shows the activity in our allowance for off-balance sheet positions, which consist of contingent liabilities and lending-related commitments.

Allowance for off-balance sheet	Three months ended Mar 31, 2011			Three months ended Mar 31, 2010
positions	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	108	110	218	83	124	207

Provision for off-balance sheet positions	5	(1)	4	(6)	1	(5)
Usage	–	–	–	–	–	–
Changes in the group of consolidated companies	–	–	–	9	–	9

Exchange rate changes	(1)	(5)	(5)	1	5	5

Balance, end of period	112	104	216	87	130	217

During the first three months of 2011, provision for credit losses was € 373 million, versus € 262 million in the first three months of 2010. In PCAM, provision for credit losses was € 338 million, versus € 173 million in the first three months of 2010, predominantly driven by a contribution of € 206 million from Postbank. The Postbank provisions exclude releases of loan loss allowances recorded prior to consolidation amounting to € 117 million which are included in other interest income. Excluding Postbank, provisions for credit losses were lower by € 40 million compared to the same quarter last year, driven by a sale of a portfolio, which had a positive impact of € 33 million, and measures taken to reduce provision for credit losses in prior years. In CIB, provision for credit losses was € 33 million, thereof € 22 million related to assets reclassified to loans and receivables in accordance with IAS 39, versus € 90 million in the first three months of 2010. This decrease was driven primarily by lesser charges taken in respect of the aforementioned reclassifications and the overall favorable economic environment.
Market Risk of Trading Units excluding Postbank
The following table shows the value-at-risk of the trading units of the Corporate & Investment Bank Group Division calculated with a 99 % confidence level and a one-day holding period excluding the value-at-risk of Postbank which is currently not yet integrated into the value-at-risk of Deutsche Bank Group. Our trading market risk outside of these units excluding Postbank is immaterial. “Diversification effect” reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Value-at-risk of trading
units excluding Postbank[1]	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Average[1]	80.5	95.6	(62.3)	(48.6)	88.1	86.8	24.5	21.9	18.4	22.9	11.8	12.7
Maximum[1]	94.3	126.4	(78.9)	(88.5)	109.0	113.0	37.6	33.6	29.9	46.4	24.3	21.2
Minimum[1]	69.2	67.5	(45.3)	(26.4)	74.2	65.8	16.2	13.6	10.4	10.8	7.0	6.2
Period-end[2]	76.9	70.9	(61.0)	(70.1)	79.8	77.4	26.0	21.3	17.4	29.0	14.7	13.3

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2011 and the full year 2010, respectively.

[2]	Amounts for 2011 as of March 31, 2011 and figures for 2010 as of December 31, 2010.

Deutsche Bank	Management Report	30
Interim Report as of March 31, 2011	Risk Report
The increase in our value-at-risk as of March 31, 2011 compared to December 31, 2010, was driven by higher levels of risk exposure across the majority of our asset classes. During the first three months of 2011 our trading units achieved a positive actual income for 100 % of the trading days compared to 92 % in 2010.
Market Risk of Trading Book at Postbank
The following table shows the value-at-risk of Postbank’s trading book separately calculated with a 99 % confidence level and a one-day holding period.

Value-at-risk of Trading Book at Postbank
in € m.	Mar 31, 2011	Dec 31, 2010
Interest rate risk	2.3	1.8
Equity price risk	0.2	0.2
Foreign exchange risk	0.0	0.0
Commodity price risk	–	–

Diversification effect	(0.1)	(0.0)

Total	2.4	2.0

The value-at-risk of the trading book at Postbank during the first three months of 2011 remained within a band between € 1.1 million and € 2.8 million, driven predominantly by the interest rate risk. The average value-at-risk in this period was € 2.0 million.
Liquidity Risk
The following table shows the composition of our external funding sources that contribute to the liquidity risk position as of March 31, 2011 and December 31, 2010, both in euro billion and as a percentage of our total external funding sources.

Composition of external funding sources
in € bn. (unless stated otherwise)	Mar 31, 2011		Dec 31, 2010
Capital Markets and Equity[1]	214	20%	222	21%
Retail	283	26%	280	26%
Transaction Banking	120	11%	131	12%
Other Customers[1,2]	119	11%	108	10%
Discretionary Wholesale	100	9%	104	10%
Secured Funding and Shorts	216	20%	202	19%

Financing Vehicles[3]	26	2%	29	3%

Total external funding	1,078	100%	1,075	100%

[1]	Sponsored loans (e.g. from Kreditanstalt für Wiederaufbau and European Investment Bank) in the amount of € 4 billion, which were included in Capital Markets and equity for December 31, 2010, have been reflected under Other Customers March 31, 2011.

[2]	Other includes fiduciary, self-funding structures (e.g., X-markets), margin/prime brokerage cash balances (shown on a net basis).

[3]	Includes ABCP conduits.

Reference: Reconciliation to total balance sheet: Derivatives & settlement balances € 653 billion (€ 706 billion), add-back for netting effect for Margin & Prime Brokerage cash balances (shown on a net basis) € 51 billion (€ 61 billion), other non-funding liabilities € 60 billion (€ 63 billion) for March 31, 2011 and December 31, 2010 respectively.

Deutsche Bank	Management Report	31
Interim Report as of March 31, 2011	Risk Report
The reduction in funding from transaction banking operations reflected fluctuations over the reporting dates and the impact from foreign exchange rate movements during the reporting period as well as effects from the rebalancing of client portfolios which have increased the quality of the overall deposit base. The volume of capital markets issuance outstanding has slightly decreased as a result of contractual maturities as well as foreign exchange rate movements during the reporting period. With the increased volume of secured funding activities the total amount of external funding remained relatively stable during the first three months of 2011. Regular stress test analyses seek to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress.
Capital Management
The 2010 Annual General Meeting granted our management board the authority to buy back up to 62.1 million shares before the end of November 2014. Thereof 31.0 million shares can be purchased by using derivatives. As of the 2010 Annual General Meeting on May 27, 2010, the number of shares held in Treasury from buybacks totaled 1.0 million. During the period from the 2010 Annual General Meeting until March 31, 2011, 24.6 million shares were purchased, of which 0.5 million were purchased via sold put options which were executed by the counterparty at maturity date. 22.0 million of the total 24.6 million shares purchased were used for equity compensation purposes and 2.6 million shares were used to increase our Treasury position for later use for future equity compensation. As of March 31, 2011, the number of shares held in Treasury from buybacks totaled 3.6 million. In addition, 10.0 million physically settled call options were purchased in February and March 2011 to hedge existing equity compensation awards. These call options have an average strike of € 55.12 and a remaining maturity above 18 months and were purchased under the above mentioned authorization from the Annual General Meeting to buy back shares by using derivatives.
Total outstanding hybrid Tier 1 capital (substantially all noncumulative trust preferred securities) as of March 31, 2011, amounted to € 12.2 billion compared to € 12.6 billion as of December 31, 2010. This decrease was mainly due to foreign exchange effects of the weakened U.S. dollar on our U.S. dollar denominated hybrid Tier 1 capital. During the first three months 2011 we neither raised nor redeemed any hybrid Tier 1 capital.
In the first three month of 2011, we did not issue any lower Tier 2 capital (qualified subordinated liabilities). Qualified subordinated liabilities as of March 31, 2011 amounted to € 9.8 billion compared to € 10.7 billion as of December 31, 2010. Profit participation rights amounted to € 1.2 billion, unchanged from December 31, 2010. Cumulative preferred securities amounted to € 0.3 billion as of March 31, 2011, unchanged from December 31, 2010.

Deutsche Bank	Management Report	32
Interim Report as of March 31, 2011	Risk Report
Overall Risk Position
The table below shows our overall risk position as measured by the economic capital requirement calculated for credit, market, operational and business risk for the dates specified to determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

Economic capital requirement by risk type
in € m.	Mar 31, 2011	Dec 31, 2010
Credit risk	11,749	12,785
Market Risk	12,417	13,160
Trading market risk	6,402	6,420
Nontrading market risk	6,015	6,740
Operational risk	3,681	3,682

Diversification benefit across credit, market and operational risk	(3,489)	(3,534)

Economic capital requirement for credit, market and operational risk	24,358	26,093

Business risk	1,152	1,085

Total economic capital requirement	25,510	27,178

As of March 31, 2011, our economic capital requirement totaled € 25.5 billion, which is € 1.7 billion, or 6%, below the € 27.2 billion economic capital requirement as of December 31, 2010. The lower overall economic capital requirement primarily reflected decreases in credit risk and nontrading market risk. The credit risk economic capital requirement decreased by € 1.0 billion as of March 31, 2011, driven by exposure reductions in relation to Postbank. The nontrading market risk economic capital requirement decreased by € 725 million as of March 31, 2011, reflecting exposure reductions which were partly offset by methodology changes.

Deutsche Bank	Management Report	33
Interim Report as of March 31, 2011	Risk Report
Capital Adequacy
In the first quarter 2011 we aligned our internal risk bearing capacity definition with emerging regulations published in late 2010 which revised the Minimum Requirements for Risk Management (“MaRisk”) framework. In the aligned framework the primary measure we use to assess our capital adequacy is the ratio of our capital supply to our capital demand, as described in table below.

in € bn.
(unless stated otherwise)	Mar 31, 2011	Dec 31, 2010
Capital Supply
Adjusted Active Book Equity[1]	49,266	48,304
Deferred Tax Assets[2]	(2,429)	(2,809)
IAS 39 Fair Value adjustments	(2,468)	(2,974)
Dividend accruals	871	697
Noncontrolling interests	1,609	1,549
Hybrid Tier 1 capital instruments	12,222	12,593
Tier 2 capital instruments[3]	12,437	12,610

Capital Supply	71,508	69,971

Capital Demand
Economic Capital Requirement	25,510	27,178
Intangibles	15,097	15,594

Capital Demand	40,607	42,772

Capital Adequacy Ratio	176%	164%

[1]	Active Book Equity adjusted for unrealized net gains (losses) on financial assets available for sale, net of applicable tax, and fair value gains on own credit-effect on own liabilities.

[2]	Excluding deferred tax assets on temporary differences.

[3]	Tier 2 capital instruments excluding items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG, unrealized gains on listed securities (45 % eligible) and certain haircut-amounts that only apply under regulatory capital assessment.
A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 176 % as of March 31, 2011, compared to 164 % as of December 31, 2010, as the increase in capital supply driven by higher adjusted active book equity and reduced deduction items and the reduction in capital demand reflecting decreases in credit risk and nontrading market risk developed in favor of the ratio.

Deutsche Bank	Management Report	34
Interim Report as of March 31, 2011	Outlook
Outlook
The following section should be read in conjunction with the Outlook section in the Management Report provided in the Financial Report 2010.
Overall, we still expect the economic recovery that we described in the Management Report of the Group Financial Report 2010 to continue. The anticipated slow-down in the world economy towards the end of 2010 was shorter and less severe than expected. We expect Germany’s economic growth to come to 2.5 % this year, primarily due to stronger stimuli from abroad. For the U.S., we are projecting growth of above 3%.
The possible impact from the catastrophe in Japan has not changed this assessment, due to the decline in Japan’s importance as an export market for other Asian and industrialized countries. Furthermore, we expect production stops due to a lack of imports from Japan, to be temporary. However, we have reduced our 2011 growth forecast for Japan from around 1.5 % to nearly negative 2%. Uncertainties still remain about the consequences of the earthquake in Japan, above all, in connection with the damaged nuclear power plant.
Overall, we expect that the global economy will expand by 4 % on average in 2011 and 4.5 % in 2012.
Due to the higher price of oil in the wake of the political unrest in North Africa and the Middle East, we increased our inflation projections for the current year. In 2011, global inflation could reach 4 % on an annualized basis. However, inflationary pressures should lessen over the course of the next year to 3.25 % on average in 2012. For 2011, we are expecting an inflation rate of 2.25 % in the U.S., compared to slightly more than 2 % in Germany and 2.5 % in the eurozone.
The outlook for the banking sector is marked by stabilization from one perspective and new uncertainties from the other. In spite of the expected deceleration of global economic growth, the economic environment is stable. The refinancing of most banks has stabilized and immediate concerns about the sovereign debt crisis in some European countries have receded due to recent political decisions. This is illustrated by the market’s subdued reaction to Portugal’s decision to request support from the IMF and its European partners. In addition to the aforementioned events in Japan, potential repercussions from the envisaged European Stabilization Mechanism (ESM) for the treatment of private creditors could create new uncertainties. The planned publication, scheduled for June, of the results from the stress test of EU banks is unlikely to cause greater concern for the sector as a whole, but may do so for individual institutions.
The forecast for the interest-bearing business has to consider divergent trends. While credit demand by corporate clients has begun to expand slowly, the cautious reversal in interest rate policies by the ECB will tend to dampen loan demand. Against this background, a broad-based increase in lending volumes is unlikely. At the same time, the recent trend in decreasing loan loss provisions has probably come to an end, so that the positive contribution this trend has made to financial results will diminish. With regard to deposit taking, a slow-down in growth rates may become apparent, as corporate clients increasingly use their liquidity to fund investments, while households are once again becoming more interested in higher-yielding investments.

Deutsche Bank	Management Report	35
Interim Report as of March 31, 2011	Outlook
The growth of capital markets activities continued into the early months of 2011 tempered by continued sovereign risk concerns, tensions in the Middle East and events in Japan. However, looking ahead, we believe that structural dynamics, increased demand for banking products and changing interest rates will create opportunities.
The outlook continues to be influenced by the factors and trends which we described in the Outlook section of our Financial Report 2010, particularly with respect to the regulatory environment.
For the Deutsche Bank Group we reaffirm our target for income before income taxes from our core businesses CIB and PCAM, of € 10 billion in 2011 as outlined in part of Phase 4 of Deutsche Bank´s Management Agenda. Achievement of this target remains contingent upon the economic assumptions we have discussed above and in our 2010 Financial Report. The integration of our CIB businesses and our Complexity Reduction Program remain on track to deliver the expected benefits in 2011.
In Corporate Banking & Securities, the environment should remain relatively supportive despite the uncertainty around the impact of regulation, sovereign debt concerns and geopolitical instability. In Sales & Trading, revenues from flow products such as foreign exchange, money markets, interest rate trading and cash equities should be supported by increased global activity, offsetting any short term margin compression. Corporate Finance fee pools should continue to recover. Equity and debt issuance is expected to be strong as companies continue to refinance and M&A activity, especially cross-border, will increase as firms reposition themselves.
In Global Transaction Banking, low interest rate levels will likely continue to impact net interest income in the near term, but should be counterbalanced by the ongoing recovery of global trade volumes, cross-border payments, asset valuations and corporate actions.
In Asset and Wealth Management we expect the Asset Management business to continue to be influenced by the recovery in equity markets that started in late 2009. Signs of a broad-based recovery in the real estate market should improve prospects in alternative investments. Private Wealth Management business should benefit from growing wealth markets and maintain or increase market share in a fragmented competitive environment, particularly in emerging markets and in our home market Germany. Client preference for lower margin, simpler and capital protected products is unlikely to reverse in the short term. The Sal. Oppenheim positioning within Deutsche Bank Group should deliver positive results in the current year.
Private & Business Clients should continue to benefit from the solid GDP growth and stable unemployment rates in our home market Germany, while uncertainties in its operating environment, particularly with respect to the development of investment product markets remain. The acquisition of Postbank will create an additional brand for the Group in the German market and will enable us to generate significant synergies.

Deutsche Bank	Consolidated Financial Statements	37
Interim Report as of March 31, 2011	Consolidated Statement of Income (unaudited)
Consolidated Statement of Income (unaudited)
Income Statement

	Three months ended
in € m.	Mar 31, 2011	Mar 31, 2010
Interest and similar income	8,369	6,541
Interest expense	4,202	2,870

Net interest income	4,167	3,671

Provision for credit losses	373	262

Net interest income after provision for credit losses	3,794	3,409

Commissions and fee income	3,081	2,461
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	2,653	2,579
Net gains (losses) on financial assets available for sale	415	27
Net income (loss) from equity method investments	(32)	172
Other income (loss)	190	89

Total noninterest income	6,307	5,328

Compensation and benefits	4,278	3,575
General and administrative expenses	2,737	2,200
Policyholder benefits and claims	65	140
Impairment of intangible assets	–	29
Restructuring activities	–	–

Total noninterest expenses	7,080	5,944

Income before income taxes	3,021	2,793

Income tax expense	891	1,016

Net income	2,130	1,777

Net income attributable to noncontrolling interests	68	15
Net income attributable to Deutsche Bank shareholders	2,062	1,762
Earnings per Common Share

	Three months ended
	Mar 31, 2011	Mar 31, 2010
Earnings per common share:
Basic	€2.20	€2.52	[1]
Diluted	€2.13	€2.43	[1]

Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding	937.3	698.2	[1]
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	968.8	725.3	[1]

[1]	The number of average basic and diluted shares outstanding has been adjusted in order to reflect the effect of the bonus component of subscription rights issued in September 2010 in connection with the capital increase.

Deutsche Bank	Consolidated Financial Statements	38
Interim Report as of March 31, 2011	Consolidated Statement of Comprehensive Income (unaudited)
Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended
in € m.	Mar 31, 2011	Mar 31, 2010
Net income recognized in the income statement	2,130	1,777

Other comprehensive income
Actuarial gains (losses) related to defined benefit plans, before tax[1]	25	(141)
Unrealized net gains (losses) on financial assets available for sale:[2]
Unrealized net gains (losses) arising during the period, before tax	230	323
Net (gains) losses reclassified to profit or loss, before tax	(385)	2
Unrealized net gains (losses) on derivatives hedging variability of cash flows:[2]
Unrealized net gains (losses) arising during the period, before tax	32	(29)
Net (gains) losses reclassified to profit or loss, before tax	1	1
Unrealized net gains (losses) on assets classified as held for sale, before tax	42	–
Foreign currency translation:[2]
Unrealized net gains (losses) arising during the period, before tax	(821)	587
Net (gains) losses reclassified to profit or loss, before tax	–	3
Unrealized net gains (losses) from equity method investments	(57)	30
Tax on net gains (losses) in other comprehensive income	(143)	159

Other comprehensive income (loss), net of tax	(1,076)	935

Total comprehensive income, net of tax	1,054	2,712

Attributable to:
Noncontrolling interests	72	41
Deutsche Bank shareholders	982	2,671

[1]	In the Consolidated Statement of Comprehensive Income, actuarial gains (losses) related to defined benefit plans, before tax are disclosed within other comprehensive income (loss) starting 2011. The corresponding deferred taxes are included in the position tax on net gains (losses) in other comprehensive income. The prior periods were adjusted accordingly. In the Consolidated Balance Sheet, actuarial gains (losses) related to defined benefit plans, net of tax, are recognized in retained earnings.

[2]	Excluding unrealized net gains (losses) from equity method investments.

Deutsche Bank	Consolidated Financial Statements	39
Interim Report as of March 31, 2011	Consolidated Balance Sheet (unaudited)
Consolidated Balance Sheet (unaudited)

Assets
in € m.	Mar 31, 2011	Dec 31, 2010
Cash and due from banks	14,338	17,157
Interest-earning deposits with banks	84,263	92,377
Central bank funds sold and securities purchased under resale agreements	24,978	20,365
Securities borrowed	35,397	28,916
Financial assets at fair value through profit or loss
Trading assets	285,621	271,291
Positive market values from derivative financial instruments	564,102	657,780
Financial assets designated at fair value through profit or loss	174,943	171,926
Total financial assets at fair value through profit or loss	1,024,666	1,100,997
Financial assets available for sale	48,434	54,266
Equity method investments	3,467	2,608
Loans	394,335	407,729
Property and equipment	5,050	5,802
Goodwill and other intangible assets	15,097	15,594
Other assets	182,673	149,229
Income tax assets[1]	9,547	10,590

Total assets	1,842,245	1,905,630

Liabilities and Equity
in € m.	Mar 31, 2011	Dec 31, 2010
Deposits	533,103	533,984
Central bank funds purchased and securities sold under repurchase agreements	33,290	27,922
Securities loaned	4,351	3,276
Financial liabilities at fair value through profit or loss
Trading liabilities	77,095	68,859
Negative market values from derivative financial instruments[2]	550,962	647,195
Financial liabilities designated at fair value through profit or loss	129,481	130,154
Investment contract liabilities	7,548	7,898
Total financial liabilities at fair value through profit or loss	765,086	854,106
Other short-term borrowings	60,722	64,990
Other liabilities	213,835	181,827
Provisions	2,113	2,204
Income tax liabilities[1]	4,915	5,043
Long-term debt	161,506	169,660
Trust preferred securities	11,734	12,250
Obligation to purchase common shares	–	–
Total liabilities	1,790,655	1,855,262

Common shares, no par value, nominal value of €2.56	2,380	2,380
Additional paid-in capital	23,456	23,515
Retained earnings[2]	28,021	25,975
Common shares in treasury, at cost	(212)	(450)
Equity classified as obligation to purchase common shares	–	–
Accumulated other comprehensive income (loss), net of tax[3]	(3,664)	(2,601)
Total shareholders’ equity	49,981	48,819

Noncontrolling interests	1,609	1,549

Total equity	51,590	50,368

Total liabilities and equity	1,842,245	1,905,630

[1]	Income tax assets and Income tax liabilities comprise both deferred and current taxes.

[2]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010. For more information please refer to the section “Business Combinations” of this Interim Report.

[3]	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.

Deutsche Bank	Consolidated Financial Statements	40
Interim Report as of March 31, 2011	Consolidated Statement of Changes in Equity (unaudited)
Consolidated Statement of Changes in Equity (unaudited)

					Equity
					classified as
				Common shares	obligation to
	Common shares	Additional	Retained	in treasury,	purchase
in € m.	(no par value)	paid-in capital	earnings[1]	at cost	common shares
Balance as of December 31, 2009	1,589	14,830	24,056	(48)	–

Total comprehensive income, net of tax[3]	–	–	1,762	–	–
Common shares issued	–	–	–	–	–
Cash dividends paid	–	–	–	–	–
Actuarial gains (losses) related to defined benefit plans, net of tax	–	–	(68)	–	–
Net change in share awards in the reporting period	–	(337)	–	–	–
Treasury shares distributed under share-based compensation plans	–	–	–	761	–
Tax benefits related to share-based compensation plans	–	101	–	–	–
Additions to Equity classified as obligation to purchase common shares	–	–	–	–	(54)
Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	–
Option premiums and other effects from options on common shares	–	(108)	–	–	–
Purchases of treasury shares	–	–	–	(2,951)	–
Sale of treasury shares	–	–	–	2,131	–
Net gains (losses) on treasury shares sold	–	(3)	–	–	–
Other	–	261	(1)	–	–

Balance as of March 31, 2010	1,589	14,744	25,749	(107)	(54)

Balance as of December 31, 2010	2,380	23,515	25,975	(450)	–

Total comprehensive income, net of tax[3]	–	–	2,062	–	–
Common shares issued	–	–	–	–	–
Cash dividends paid	–	–	–	–	–
Actuarial gains (losses) related to defined benefit plans, net of tax	–	–	(16)	–	–
Net change in share awards in the reporting period	–	(201)	–	–	–
Treasury shares distributed under share-based compensation plans	–	–	–	663	–
Tax benefits related to share-based compensation plans	–	13	–	–	–
Additions to Equity classified as obligation to purchase common shares	–	–	–	–	–
Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	–
Option premiums and other effects from options on common shares	–	(64)	–	–	–
Purchases of treasury shares	–	–	–	(4,574)	–
Sale of treasury shares	–	–	–	4,149	–
Net gains (losses) on treasury shares sold	–	20	–	–	–
Other	–	173	–	–	–

Balance as of March 31, 2011	2,380	23,456	28,021	(212)	–

[1]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010. For more information please refer to the section “Business Combinations” of this Interim Report.

[2]	Excluding unrealized net gains (losses) from equity method investments.

[3]	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.

Deutsche Bank	Consolidated Financial Statements	41
Interim Report as of March 31, 2011	Consolidated Statement of Changes in Equity (unaudited)

Unrealized net	Unrealized net
gains (losses) on	gains (losses) on	Unrealized net		Unrealized net	Accumulated
financial assets	derivatives	gains (losses) on		gains (losses)	other
available for sale,	hedging variability	assets classified	Foreign currency	from equity	comprehensive	Total
net of applicable	of cash	as held for sale,	translation,	method	Income (loss),	shareholders’	Noncontrolling
tax and other[2]	flows, net of tax[2]	net of tax	net of tax[2]	investments	net of tax[3]	equity	interests	Total equity
(186)	(134)	–	(3,521)	61	(3,780)	36,647	1,322	37,969

288	(21)	–	680	30	977	2,739	41	2,780
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	(68)	–	(68)
–	–	–	–	–	–	(337)	–	(337)
–	–	–	–	–	–	761	–	761
–	–	–	–	–	–	101	–	101
–	–	–	–	–	–	(54)	–	(54)
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	(108)	–	(108)
–	–	–	–	–	–	(2,951)	–	(2,951)
–	–	–	–	–	–	2,131	–	2,131
–	–	–	–	–	–	(3)	–	(3)
–	–	–	–	–	–	260	(297)	(37)

102	(155)	–	(2,841)	91	(2,803)	39,118	1,066	40,184

(113)	(179)	(11)	(2,333)	35	(2,601)	48,819	1,549	50,368

(159)	24	33	(903)	(58)	(1,063)	999	73	1,072
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	(16)	(1)	(17)
–	–	–	–	–	–	(201)	–	(201)
–	–	–	–	–	–	663	–	663
–	–	–	–	–	–	13	–	13
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	(64)	–	(64)
–	–	–	–	–	–	(4,574)	–	(4,574)
–	–	–	–	–	–	4,149	–	4,149
–	–	–	–	–	–	20	–	20
–	–	–	–	–	–	173	(12)	161

(272)	(155)	22	(3,236)	(23)	(3,664)	49,981	1,609	51,590

Deutsche Bank	Consolidated Financial Statements	42
Interim Report as of March 31, 2011	Consolidated Statement of Cash Flows (unaudited)
Consolidated Statement of Cash Flows (unaudited)

	Three months ended
in € m.	Mar 31, 2011	Mar 31, 2010
Net income	2,130	1,777

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	373	262
Restructuring activities	–	–
Gain on sale of financial assets available for sale, equity method investments, and other	(435)	(32)
Deferred income taxes, net	519	395
Impairment, depreciation and other amortization, and accretion	44	577
Share of net income (loss) from equity method investments	25	(150)

Income adjusted for noncash charges, credits and other items	2,656	2,829

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	7,040	(1,115)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(12,109)	(5,616)
Trading assets and positive market values from derivative financial instruments	61,252	(29,507)
Financial assets designated at fair value through profit or loss	(5,789)	(15,095)
Loans	11,834	(3,260)
Other assets	(39,507)	(51,851)
Deposits	3,190	2,480
Trading liabilities and negative market values from derivative financial instruments	(72,760)	26,710
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	1,966	30,967
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	7,085	1,869
Other short-term borrowings	(3,311)	309
Other liabilities	38,079	44,497
Senior long-term debt[2]	(8,248)	9,718
Other, net	2,265	(3,627)

Net cash provided by (used in) operating activities	(6,357)	9,308

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	6,293	1,572
Maturities of financial assets available for sale	2,987	916
Sale of equity method investments	26	116
Sale of property and equipment	9	57
Purchase of:
Financial assets available for sale	(4,563)	(3,355)
Equity method investments	(1)	(54)
Property and equipment	(191)	(191)

Net cash received in (paid for) business combinations/divestitures	190	2,124

Other, net	(170)	(204)

Net cash provided by investing activities	4,580	981

Cash flows from financing activities:
Issuances of subordinated long-term debt	4	41
Repayments and extinguishments of subordinated long-term debt	(77)	(138)
Issuances of trust preferred securities	29	89
Repayments and extinguishments of trust preferred securities	(67)	(10)
Purchases of treasury shares	(4,574)	(2,951)
Sale of treasury shares	4,188	2,127
Dividends paid to noncontrolling interests	(3)	(3)
Net change in noncontrolling interests	88	(277)

Net cash used in financing activities	(412)	(1,122)

Net effect of exchange rate changes on cash and cash equivalents	(848)	769

Net increase (decrease) in cash and cash equivalents	(3,037)	9,936
Cash and cash equivalents at beginning of period	66,353	51,549
Cash and cash equivalents at end of period	63,316	61,485
Net cash provided by (used in) operating activities include
Income taxes paid, net	398	155
Interest paid	4,282	2,949
Interest and dividends received	8,348	6,318
Cash and cash equivalents comprise
Cash and due from banks	14,338	10,010
Interest-earning demand deposits with banks (not included: time deposits of €35,285 million as of March 31, 2011, and €8,510 million as of March 31, 2010)	48,978	51,475

Total	63,316	61,485

[1]	Included are senior long-term debt issuances of €3,786 million and €4,679 million and repayments and extinguishments of €2,485 million and €5,155 million through March 31, 2011 and March 31, 2010, respectively.

[2]	Included are issuances of €15,401 million and €10,662 million and repayments and extinguishments of €19,743 million and €8,129 million through March 31, 2011 and March 31, 2010, respectively.

The announced sale of Deutsche Bank’s headquarters building resulted in a non-cash reclassification of assets from investing to operating activities for the purposes of the Consolidated Statement of Cash Flows and is described in more detail in the section “Assets Held for Sale”.

Deutsche Bank	Consolidated Financial Statements	43
Interim Report as of March 31, 2011	Basis of Preparation (unaudited)
Basis of Preparation (unaudited)
The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.
Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2010, for which the same accounting policies have been applied, except for changes due to the adoption of the revised version of IAS 24, “Related Party Disclosures” and the “Improvements to IFRS 2010”. For the impact of the adoption of these amendments please refer to “Recently Adopted Accounting Pronouncements”.
The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, goodwill and other intangibles, the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, the reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.
The presentation of PCAM product revenues was modified during the first quarter of 2011 following a review of the assignment of specific revenue components to the product components. In order to facilitate comparability of the quarters, revenues of €17 million were transferred from Credit products to Deposits and Payment Services for the first quarter 2010. This adjustment had no impact on PCAM’s total revenues.
Since the second quarter 2010, the Group has changed the presentation of the fees and net settlements associated with longevity insurance and reinsurance contracts. It was determined that the net presentation of cash flows under individual longevity insurance and reinsurance contracts reflected the actual settlement of those cash flows and therefore better reflected the nature of such contracts. The first quarter 2010 was not adjusted. For the first quarter of 2011, both Other income and Policyholder benefits and claims would have been reduced by €33 million under the previous presentation.
Since the second quarter 2010, the Group applies amortization periods of five or ten years for capitalized costs relating to certain purchased or internally developed software for which prior amortization period was three years. The change did not have a material impact on the Group’s consolidated financial statements in the first quarter 2011.

Deutsche Bank	Consolidated Financial Statements	44
Interim Report as of March 31, 2011	Impact of Changes in Accounting Principles (unaudited)
Impact of Changes in Accounting Principles (unaudited)
Recently Adopted Accounting Pronouncements
In the first quarter 2011 the accounting pronouncements IAS 24, “Related Party Disclosures” and the “Improvements to IFRS 2010” which are relevant to the Group have been adopted. Neither of the pronouncements had a material impact on the Group’s consolidated financial statements.
New Accounting Pronouncements
The amendments to IFRS 7, “Disclosures – Transfers of Financial Assets” as well as the accounting pronouncements IFRS 9 and IFRS 9 R, “Financial Instruments” will be relevant to the Group but were not effective as of March 31, 2011 and therefore have not been applied in preparing these financial statements. The Group is currently evaluating the potential impact that the adoption of these new accounting pronouncements will have on its consolidated financial statements.

Deutsche Bank	Consolidated Financial Statements	45
Interim Report as of March 31, 2011	Segment Information (unaudited)
Segment Information (unaudited)
The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision maker in order to allocate resources to a segment and to assess its performance.
Business Segments
The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.
During the first quarter 2011, there were no material changes in the organizational structure which affected the composition of the business segments. Generally, restatements due to minor changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems. Following changes in the Management Board, and in the responsibility for Corporate Finance and Global Transaction Banking, an integrated management structure for the whole of the Corporate & Investment Bank Group Division (CIB) was implemented with effect from July 1, 2010. The new structure is intended to accelerate growth as a top-tier Corporate & Investment bank and allow for delivery of the Group’s targets but has no impact on the composition of the business segments.
The following describes certain transactions which affected the Group’s segment operations:
—	Effective January 1, 2011, the investment in Actavis Equity S.a.r.l, Luxembourg as well as the senior debt financing and the payment in kind financing arrangement to Actavis Group hF have been transferred from the Corporate Division Corporate Banking & Securities to the Group Division Corporate Investments.

—	Effective January 1, 2011, BHF-BANK, after the classification as a disposal group held for sale, has been transferred from the Business Division Private Wealth Management within the Corporate Division Asset and Wealth Management to the Group Division Corporate Investments. In April 2011, Deutsche Bank and LGT Group have ended negotiations on the sale of BHF-BANK following discussions between the parties and with the competent supervisory authorities and decided not to pursue the transaction any further.
Allocation of Average Active Equity
In the first quarter 2011 the Group changed the methodology used for allocating average active equity to the business segments. Under the new methodology economic capital as an allocation driver is substituted by risk weighted assets and certain regulatory capital deduction items. All other items of the capital allocation framework remain unchanged. The total amount allocated continues to be determined based on the higher of the Group’s overall economic risk exposure or regulatory capital demand. In 2011, the Group derives its internal demand for regulatory capital assuming a Tier 1 ratio of 10.0%. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.

Deutsche Bank	Consolidated Financial Statements	46
Interim Report as of March 31, 2011	Segment Information (unaudited)
Segmental Results of Operations
The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three months ended March 31, 2011 and March 31, 2010.

Three months ended	Corporate & Investment Bank			Private Clients and Asset Management
Mar 31, 2011	Corporate	Global		Asset and	Private &				Consoli-
in € m.	Banking &	Transaction		Wealth	Business			Corporate	dation &	Total
(unless stated otherwise)	Securities	Banking	Total	Management	Clients		Total	Investments	Adjustments	Consolidated
Net revenues	5,831	865	6,696	1,002	3,072		4,074	180	(476)	10,474

Provision for credit losses	12	21	33	19	320		338	1	(0)	373

Total noninterest expenses	3,504	587	4,091	792	1,888		2,680	344	(34)	7,080

therein:
Policyholder benefits and claims	65	–	65	0	–		0	–	–	65
Impairment of intangible assets	–	–	–	–	–		–	–	–	–
Restructuring activities	–	–	–	–	–		–	–	–	–

Noncontrolling interests	11	–	11	1	77		78	(0)	(89)	–

Income (loss) before income taxes	2,304	257	2,561	190	788	[1]	978	(165)	(353)	3,021

Cost/income ratio	60%	68%	61%	79%	61%		66%	N/M	N/M	68%
Assets[2]	1,410,919	72,346	1,458,950	52,998	344,825		397,800	32,916	11,136	1,842,245
Average active equity[3]	18,772	2,348	21,120	5,456	11,355		16,812	1,118	9,927	48,977

Pre-tax return on average active equity[4]	49%	44%	49%	14%	28%		23%	(59)%	N/M	24%

N/M – Not meaningful

[1]	Includes €236 million positive impact related to our stake in Hua Xia Bank for which equity method accounting was applied. This positive impact is excluded from the Group’s target definition.

[2]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to “Total Consolidated”.

[3]	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Prior periods were adjusted accordingly.

[4]	For an explanation of the return on average active equity please refer to Note 05 “Business Segments and Related Information” of the Financial Report 2010. For “Total Consolidated” pre-tax return on average shareholders’ equity is 24%.

Deutsche Bank	Consolidated Financial Statements	47
Interim Report as of March 31, 2011	Segment Information (unaudited)

Three months ended	Corporate & Investment Bank			Private Clients and Asset Management
Mar 31, 2010	Corporate	Global		Asset and	Private &			Consoli-
in € m.	Banking &	Transaction		Wealth	Business		Corporate	dation &	Total
(unless stated otherwise)	Securities	Banking	Total	Management	Clients	Total	Investments	Adjustments	Consolidated
Net revenues	5,992	636	6,628	829	1,412	2,241	220	(91)	8,999

Provision for credit losses	93	(4)	90	3	170	173	0	(0)	262

Total noninterest expenses	3,295	520	3,816	830	1,053	1,883	156	89	5,944

therein:
Policyholder benefits and claims	140	–	140	0	–	0	–	–	140
Impairment of intangible assets	–	29	29	–	–	–	–	–	29
Restructuring activities	–	–	–	–	–	–	–	–	–

Noncontrolling interests	14	–	14	1	0	1	(1)	(15)	–

Income (loss) before income taxes	2,589	119	2,708	(5)	189	184	65	(165)	2,793

Cost/income ratio	55%	82%	58%	100%	75%	84%	71%	N/M	66%
Assets (as of Dec 31, 2010)[1]	1,468,863	71,877	1,519,983	53,141	346,998	400,110	30,138	11,348	1,905,630
Average active equity[2]	17,547	1,588	19,135	4,666	3,839	8,505	2,491	7,471	37,601

Pre-tax return on average active equity[3]	59%	30%	57%	(0)%	20%	9%	10%	N/M	30%

N/M – Not meaningful

[1]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to “Total Consolidated”.

[2]	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Prior periods were adjusted accordingly.

[3]	For an explanation of the return on average active equity please refer to Note 05 “Business Segments and Related Information” of the Financial Report 2010. For “Total Consolidated” pre-tax return on average shareholders’ equity is 29%.
Reconciliation of Segmental Results of Operations to Consolidated Results of Operations
Loss before income taxes in Consolidation & Adjustments (C&A) was €353 million in the first quarter 2011, compared to a loss of €165 million in the prior year quarter. The first quarter 2011 included a negative impact of approximately €370 million from different accounting methods used for management reporting and IFRS. This negative impact, which represents a timing difference related to economically hedged short-term positions, was mainly driven by the significant increase in short-term euro interest rates in the first quarter 2011. Given the short term nature of these positions, a portion of the negative impact is expected to reverse during 2011. To a lesser extent, this negative impact was also a result of movements between long-term euro and U.S. dollar interest rates. In the first quarter 2010, when interest rates were less volatile, the impact of such timing differences caused a negative impact of approximately €40 million. Results in C&A in both periods also reflected charges for the hedging of net investments in certain foreign operations. In addition, the prior year quarter was impacted by net charges for litigation provisions.

Deutsche Bank	Consolidated Financial Statements	48
Interim Report as of March 31, 2011	Segment Information (unaudited)
Entity-Wide Disclosures
The following tables present the net revenue components of the CIB and PCAM Group Divisions for the three months ended March 31, 2011 and March 31, 2010, respectively.

	Corporate & Investment Bank
	Three months ended
in € m.	Mar 31, 2011	Mar 31, 2010
Sales & Trading (equity)	943	944
Sales & Trading (debt and other products)	3,650	3,802

Total Sales & Trading	4,593	4,746

Origination (equity)	181	116
Origination (debt)	377	316

Total Origination	558	432

Advisory	159	131
Loan products	484	513
Transaction services	865	636
Other products	38	170

Total[1]	6,696	6,628

[1]	Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

	Private Clients and Asset Management
	Three months ended
in € m.	Mar 31, 2011		Mar 31, 2010
Discretionary portfolio management/fund management	598		580
Advisory/brokerage	520		421
Credit products	641		641
Deposits and payment services	554		490
Other products	1,760	[1]	110

Total[2]	4,074		2,241

[1]	Increase predominantly due to consolidation of Postbank.

[2]	Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

Deutsche Bank	Consolidated Financial Statements	49
Interim Report as of March 31, 2011	Information on the Income Statement (unaudited)
Information on the Income Statement (unaudited)
Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities
at Fair Value through Profit or Loss by Group Division

	Three months ended
in € m.	Mar 31, 2011	Mar 31, 2010
Net interest income	4,167	3,671

Trading income[1]	2,767	3,126
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[2]	(114)	(547)

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	2,653	2,579

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	6,820	6,250

Breakdown by Group Division/CIB product:
Sales & Trading (equity)	647	797
Sales & Trading (debt and other products)	3,446	3,355
Total Sales & Trading	4,093	4,152
Loan products[3]	271	299
Transaction services	419	268
Remaining products[4]	159	156
Total Corporate & Investment Bank	4,941	4,876
Private Clients and Asset Management	1,945	1,032
Corporate Investments	44	10

Consolidation & Adjustments	(110)	332

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	6,820	6,250

[1]	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.

[2]	Includes a loss of € 148 million and a loss of € 30 million from securitization structures for the three months ended March 31, 2011 and March 31, 2010, respectively. Fair value movements on related instruments of € 307 million and of € 54 million for the three months ended March 31, 2011 and March 31, 2010, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

[3]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

[4]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.
Commissions and Fee Income

	Three months ended
in € m.	Mar 31, 2011	Mar 31, 2010
Commissions and fees from fiduciary activities	834	811
Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	1,118	912
Fees for other customer services	1,129	738

Total commissions and fee income	3,081	2,461

Deutsche Bank	Consolidated Financial Statements	50
Interim Report as of March 31, 2011	Information on the Income Statement (unaudited)
Pensions and Other Post-Employment Benefits

	Three months ended
in € m.	Mar 31, 2011	Mar 31, 2010
Expenses for retirement benefit plans:
Current service cost	67	58
Interest cost	150	128
Expected return on plan assets	(133)	(120)
Past service cost (credit) recognized immediately	5	7

Total retirement benefit plans	89	73

Expenses for post-employment medical plans:
Current service cost	1	1
Interest cost	2	2

Total post-employment medical plans	3	3

Total expenses defined benefit plans	92	76

Total expenses for defined contribution plans	106	71

Total expenses for post-employment benefits	198	147

Employer contributions to mandatory German social security pension plan	57	42

The Group expects to contribute approximately € 250 million to its retirement benefit plans in 2011. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2011.
General and Administrative Expenses

	Three months ended
in € m.	Mar 31, 2011	Mar 31, 2010
General and administrative expenses:
IT costs	561	503
Occupancy, furniture and equipment expenses	482	359
Professional service fees	371	300
Communication and data services	219	177
Travel and representation expenses	126	118
Payment and clearing services	125	98
Marketing expenses	94	64
Other expenses	759	581

Total general and administrative expenses	2,737	2,200

Deutsche Bank	Consolidated Financial Statements	51
Interim Report as of March 31, 2011	Information on the Balance Sheet (unaudited)
Information on the Balance Sheet (unaudited)
Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Mar 31, 2011	Dec 31, 2010
Trading assets:
Trading securities	252,155	238,283
Other trading assets[1]	33,466	33,008

Total trading assets	285,621	271,291

Positive market values from derivative financial instruments	564,102	657,780

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	114,607	108,912
Securities borrowed	25,693	27,887
Loans	23,373	23,254
Other financial assets designated at fair value through profit or loss	11,270	11,873

Total financial assets designated at fair value through profit or loss	174,943	171,926

Total financial assets at fair value through profit or loss	1,024,666	1,100,997

[1]	Includes traded loans of € 21,412 million and € 23,080 million as of March 31, 2011 and December 31, 2010, respectively.

in € m.	Mar 31, 2011	Dec 31, 2010
Trading liabilities:
Trading securities	71,160	65,183
Other trading liabilities	5,935	3,676

Total trading liabilities	77,095	68,859

Negative market values from derivative financial instruments	550,962	647,196

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	105,765	107,999
Loan commitments	510	572
Long-term debt	16,043	15,280
Other financial liabilities designated at fair value through profit or loss	7,164	6,303

Total financial liabilities designated at fair value through profit or loss	129,481	130,154

Investment contract liabilities[1]	7,548	7,898

Total financial liabilities at fair value through profit or loss	765,086	854,106

[1]	These are investment contracts where the policy terms and conditions result in their redemption values equaling fair values.
Financial Assets Available for Sale

in € m.	Mar 31, 2011	Dec 31, 2010
Debt securities	42,022	46,214
Equity securities	2,151	3,428
Other equity interests	2,190	2,251
Loans	2,071	2,373

Total financial assets available for sale	48,434	54,266

Deutsche Bank	Consolidated Financial Statements	52
Interim Report as of March 31, 2011	Information on the Balance Sheet (unaudited)
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.
The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.
The following table details the carrying values, unrealized fair value losses in accumulated other comprehensive income (loss), ranges of effective interest rates based on weighted average rates by business and expected recoverable cash flows estimated at reclassification date.

		Financial assets
	Trading assets	available for sale
in € bn.	reclassified to	reclassified to
(unless stated otherwise)	loans	loans
Carrying value at reclassification date	26.6	11.4
Unrealized fair value losses in accumulated other comprehensive income (loss)	–	(1.1)
Effective interest rates at reclassification date:
upper end of range	13.1%	9.9%
lower end of range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

The following table shows carrying values and fair values as of March 31, 2011 and March 31, 2010 of the assets reclassified in 2008 and 2009.

	Mar 31, 2011		Mar 31, 2010
in € m.	Carrying value	Fair value	Carrying value	Fair value
Trading assets reclassified to loans	16,529	14,752	23,817	21,483
Financial assets available for sale reclassified to loans	7,997	7,306	9,192	8,264

Total financial assets reclassified to loans	24,526	22,058	33,009	29,747

The unrealized fair value gains (losses) that would have been recognized in profit or loss and the net gains (losses) that would have been recognized in other comprehensive income (loss) if the reclassifications had not been made are shown in the table below.

	Three months ended
in € m.	Mar 31, 2011	Mar 31, 2010
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	202	222
Impairment (losses) on the reclassified financial assets available for sale which were impaired	1	(8)
Net gains (losses) recognized in other comprehensive income (loss) representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	149	125

Deutsche Bank	Consolidated Financial Statements	53
Interim Report as of March 31, 2011	Information on the Balance Sheet (unaudited)
After reclassification, the pre-tax contribution of all reclassified assets to the income statement was as follows.

	Three months ended
in € m.	Mar 31, 2011	Mar 31, 2010
Interest income	196	320
Provision for credit losses	(22)	(104)
Other income[1]	18	(7)

Income before income taxes on reclassified trading assets	192	209

Interest income	36	37

Income before income taxes on reclassified financial assets available for sale	36	37

[1]	The net gain on sale of loans which have settled was € 18 million for the three months ended March 31, 2011 and is reflected within Other income.
Financial Instruments carried at Fair Value
The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:
Level 1 – Instruments valued using quoted prices in active markets: These are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.
These instruments include: highly liquid treasury securities and derivative, equity and cash products traded on high-liquidity exchanges.
Level 2 – Instruments valued with valuation techniques using observable market data: These are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.
These instruments include: many OTC (over the counter) derivatives; many investment-grade listed credit bonds; some CDSs (credit default swaps); many CDOs (collateralized debt obligations); and many less-liquid equities.
Level 3 – Instruments valued using valuation techniques using market data which is not directly observable: These are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.
These instruments include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid ABS (asset-backed securities, including some referencing residential mortgages); illiquid CDOs (cash and synthetic); monoline exposures; private equity placements; many CRE (commercial real-estate) loans; illiquid loans; and some municipal bonds.

Deutsche Bank	Consolidated Financial Statements	54
Interim Report as of March 31, 2011	Information on the Balance Sheet (unaudited)
The following table presents the carrying value of the financial instruments held at fair value across the three levels of the fair value hierarchy. Amounts in the table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 01 “Significant Accounting Policies” of the Financial Report 2010.

	Mar 31, 2011			Dec 31, 2010
		Valuation	Valuation		Valuation	Valuation
	Quoted	technique	technique	Quoted	technique	technique
	prices in	observable	unobservable	prices in	observable	unobservable
	active market	parameters	parameters	active market	parameters	parameters
in € m.	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
Financial assets held at fair value:
Trading assets	103,017	163,617	18,987	97,520	152,843	20,928
Positive market values from derivative financial instruments[1]	14,580	538,871	17,050	14,976	633,465	17,220
Financial assets designated at fair value through profit or loss	8,092	163,054	3,797	7,674	160,966	3,286
Financial assets available for sale	15,277	28,902	4,255	17,186	31,858	5,222

Total financial assets held at fair value	140,966	894,444	44,089	137,356	979,132	46,656

Financial liabilities held at fair value:
Trading liabilities	47,980	28,924	191	43,968	24,635	256
Negative market values from derivative financial instruments[1]	13,551	532,760	9,560	12,379	630,402	10,677
Financial liabilities designated at fair value through profit or loss	180	127,379	1,922	348	127,736	2,070
Investment contract liabilities[2]	–	7,548	–	–	7,898	–

Total financial liabilities held at fair value	61,711	696,611	11,673	56,695	790,671	13,003

[1]	Predominantly relates to derivatives held for trading purposes. Also includes derivatives designated in hedging relationships and derivatives which are embedded in contracts where the host contract is not held at fair value through profit or loss. These were classified as “Other financial assets/liabilities at fair value” in Note 14 “Financial Instruments carried at Fair Value” of the Financial Report 2010.

[2]	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 39 “Insurance and Investment Contracts” of the Financial Report 2010 for more detail on these contracts.
Total level 3 assets decreased by € 2.6 billion during the three months ended March 31, 2011. The decrease was mainly attributable to transfers of Trading assets from Level 3 into Level 2 due to improved observability of input parameters used to value these assets. There was also a reduction in Available for sale assets during the period mainly due to sales and a reduction in the fair value of certain assets.
Total level 3 liabilities decreased by € 1.3 billion during the three months ended March 31, 2011. The decrease was mainly attributable to transfers of derivative liabilities from Level 3 into Level 2 due to improved observability of parameter inputs used to value these liabilities and settlements/matured positions during the period.
There have been no significant transfers of instruments between level 1 and level 2 of the fair value hierarchy during the period.

Deutsche Bank	Consolidated Financial Statements	55
Interim Report as of March 31, 2011	Information on the Balance Sheet (unaudited)
Problem Loans and IFRS Impaired Loans
As a result of consolidations the Group acquired certain loans for which a specific allowance had been established beforehand by the then consolidated entity. Such loans were taken onto the Group’s balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at the time of acquisition. As long as the cash flow expectations regarding these loans have not deteriorated since acquisition, the Group does not consider them to be impaired or problem loans.

	Mar 31, 2011			Dec 31, 2010
Problem loans and IFRS impaired loans	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Nonaccrual loans	4,600	2,845	7,445	4,327	2,591	6,918
Loans 90 days or more past due and still accruing	74	297	371	44	258	302
Troubled debt restructurings	1,081	168	1,249	1,055	160	1,215

Total problem loans	5,755	3,310	9,065	5,426	3,009	8,435

thereof: IFRS impaired loans	3,712	2,972	6,684	3,552	2,713	6,265
Allowance for Credit Losses

	Three months ended Mar 31, 2011			Three months ended Mar 31, 2010
Allowance for loan losses	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	1,643	1,653	3,296	2,029	1,314	3,343

Provision for loan losses	154	215	369	89	178	267
Net charge-offs	(129)	(101)	(230)	(71)	(98)	(169)
Charge-offs	(135)	(157)	(292)	(79)	(124)	(203)
Recoveries	6	56	62	8	26	34
Changes in the group of consolidated companies	–	–	–	–	–	–

Exchange rate changes/other	(47)	(26)	(73)	5	9	14

Balance, end of period	1,621	1,741	3,362	2,052	1,403	3,455

	Three months ended Mar 31, 2011			Three months ended Mar 31, 2010
Allowance for off-balance sheet positions	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	108	110	218	83	124	207

Provision for off-balance sheet positions	5	(1)	4	(6)	1	(5)
Usage	–	–	–	–	–	–
Changes in the group of consolidated companies	–	–	–	9	–	9

Exchange rate changes	(1)	(5)	(5)	1	5	5

Balance, end of period	112	104	216	87	130	217

Deutsche Bank	Consolidated Financial Statements	56
Interim Report as of March 31, 2011	Information on the Balance Sheet (unaudited)
Other Assets and Other Liabilities

in € m.	Mar 31, 2011	Dec 31, 2010
Other assets:
Brokerage and securities related receivables
Cash/margin receivables	40,754	46,132
Receivables from prime brokerage	10,855	11,324
Pending securities transactions past settlement date	5,111	4,834
Receivables from unsettled regular way trades	85,166	41,133

Total brokerage and securities related receivables	141,886	103,423

Accrued interest receivable	3,931	3,941
Assets held for sale	9,836	13,468
Other	27,020	28,397

Total other assets	182,673	149,229

in € m.	Mar 31, 2011	Dec 31, 2010
Other liabilities:
Brokerage and securities related payables
Cash/margin payables	37,089	42,596
Payables from prime brokerage	26,393	27,772
Pending securities transactions past settlement date	4,458	3,137
Payables from unsettled regular way trades	87,734	42,641
Total brokerage and securities related payables	155,674	116,146
Accrued interest payable	3,847	3,956
Liabilities held for sale	8,512	12,598
Other	45,802	49,127

Total other liabilities	213,835	181,827

Long-Term Debt

in € m.	Mar 31, 2011	Dec 31, 2010
Senior debt:
Bonds and notes
Fixed rate	99,129	105,711
Floating rate	50,102	51,596
Subordinated debt:
Bonds and notes
Fixed rate	7,055	7,213
Floating rate	5,220	5,140

Total long-term debt	161,506	169,660

Shares Issued and Outstanding

in million	Mar 31, 2011	Dec 31, 2010
Shares issued	929.5	929.5
Shares in treasury	4.2	10.4
– thereof buyback	3.6	10.0
– thereof other	0.6	0.4

Shares outstanding	925.3	919.1

Deutsche Bank	Consolidated Financial Statements	57
Interim Report as of March 31, 2011	Other Financial Information (unaudited)
Other Financial Information (unaudited)
Regulatory Capital
The following table presents the risk-weighted assets, regulatory capital and capital adequacy ratios for the Group of companies consolidated for regulatory purposes excluding transitional items pursuant to section 64h (3) of the German Banking Act. Amounts presented are pursuant to the capital framework presented in 2004 by the Basel Committee (“Basel II”) as adopted into German law by the German Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”).

in € m.
(unless stated otherwise)	Mar 31, 2011	Dec 31, 2010
Credit risk	266,361	285,218
Market risk[1]	24,553	23,660
Operational risk	36,960	37,326

Total risk-weighted assets	327,874	346,204

Core Tier 1 capital	31,580	29,972
Additional Tier 1 capital	12,222	12,593
Tier 1 capital	43,802	42,565
Tier 2 capital	4,982	6,123
Tier 3 capital	–	–

Total regulatory capital	48,784	48,688

Core Tier 1 capital ratio	9.6%	8.7%
Tier 1 capital ratio	13.4%	12.3%
Total capital ratio	14.9%	14.1%

[1]	A multiple of the Group’s value-at-risk, calculated with a confidence level of 99 % and a ten-day holding period.
The following table presents a summary of the components of the Group’s Tier 1 and Tier 2 capital excluding transitional items pursuant to section 64h (3) of the German Banking Act.

in € m.	Mar 31, 2011	Dec 31, 2010
Tier 1 capital:
Core Tier 1 capital:
Common shares	2,380	2,380
Additional paid-in capital	23,456	23,515
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, noncontrolling interests	26,160	24,797
Items to be fully deducted from Tier 1 capital pursuant to Section 10 (2a) KWG (inter alia goodwill and intangible assets)	(14,094)	(14,489)
Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG:
Deductible investments in banking, financial and insurance entities	(907)	(954)
Securitization positions not included in risk-weighted assets	(4,945)	(4,850)
Excess of expected losses over risk provisions	(470)	(427)
Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG	(6,321)	(6,231)

Core Tier 1 capital	31,580	29,972

Additional Tier 1 capital:
Noncumulative trust preferred securities[1]	12,222	12,593
Additional Tier 1 capital	12,222	12,593

Total Tier 1 capital	43,802	42,565

Tier 2 capital:
Unrealized gains on listed securities (45 % eligible)	82	224
Profit participation rights	1,150	1,151
Cumulative trust preferred securities	300	299
Qualified subordinated liabilities	9,771	10,680
Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG	(6,321)	(6,231)

Total Tier 2 capital	4,982	6,123

[1]	Included € 20 million silent participations both as of March 31, 2011 and as of December 31, 2010.

Deutsche Bank	Consolidated Financial Statements	58
Interim Report as of March 31, 2011	Other Financial Information (unaudited)
Basel II requires the deduction of goodwill from Tier 1 capital. However, for a transitional period, section 64h (3) of the German Banking Act allows the partial inclusion of certain goodwill components in Tier 1 capital. While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.
As of March 31, 2011, the transitional item amounted to € 350 million. In the Group’s reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk-weighted assets shown above were increased by this amount. Correspondingly, the Group’s reported Tier 1 and total capital ratios including this item were 13.5 % and 15.0%, respectively, at the end of the quarter.
Commitments and Contingent Liabilities
The table below summarizes the contractual amounts of the Group’s irrevocable lending-related commitments and contingent liabilities. Contingent liabilities mainly consist of financial and performance guarantees, standby letters of credit and indemnity agreements. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. Probable losses under these contracts are recognized as provisions.

in € m.	Mar 31, 2011	Dec 31, 2010
Irrevocable lending commitments	122,458	123,881
Contingent liabilities	64,984	68,055

Total	187,442	191,936

Commitments and contingent liabilities stated above do not represent expected future cash flows as many of these contracts will expire without being drawn. The Group may require collateral to mitigate the credit risk of commitments and contingent liabilities.
Other Contingencies
Litigation
The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when it is probable that a liability exists, and the amount can be reasonably estimated. In accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, for certain contingencies information generally required is not disclosed, if the Group concludes that the disclosure can be expected to seriously prejudice the outcome of the proceeding.

Deutsche Bank	Consolidated Financial Statements	59
Interim Report as of March 31, 2011	Other Financial Information (unaudited)
Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liabilities may ultimately be materially different. The Group’s total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In respect of each of the matters specifically described below, some of which consist of a number of claims, it is the Group’s belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.
The Group’s significant legal proceedings are described below.
Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and resulted in financial damage.
On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by Taurus-Holding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer. After having changed the basis for the computation of his alleged damages in the meantime, Dr. Kirch claimed payment of approximately € 1.3 billion plus interest. On February 22, 2011, the District Court Munich I dismissed the lawsuit in its entirety. Dr. Kirch has filed a notice of appeal against the decision. In these proceedings Dr. Kirch has to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof.
On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009 the District Court Munich I dismissed the lawsuit in its entirety. The plaintiff appealed the decision. Further to a recommendation by the appellate court that the parties consider a settlement of all legal proceedings pending between Deutsche Bank and Dr. Kirch and related parties, which did not lead to a resolution, the appellate court has continued the proceeding with the taking of evidence. Deutsche Bank holds the view that the claims have no basis and neither the causality of the interview statement for any damages nor the scope of the claimed damages has been sufficiently substantiated.

Deutsche Bank	Consolidated Financial Statements	60
Interim Report as of March 31, 2011	Other Financial Information (unaudited)
Asset Backed Securities Matters. Deutsche Bank AG, along with certain affiliates (collectively referred to as “Deutsche Bank”), has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and trading of asset backed securities, asset backed commercial paper and credit derivatives, including, among others, residential mortgage backed securities, collateralized debt obligations and credit default swaps. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under federal and state securities laws and state common law, related to residential mortgage backed securities. Included in those litigations are (1) a putative class action pending in California Superior Court in Los Angeles County regarding the role of Deutsche Bank’s subsidiary Deutsche Bank Securities Inc. (“DBSI”), along with other financial institutions, as an underwriter of offerings of certain securities issued by Countrywide Financial Corporation or an affiliate (“Countrywide”), as to which there is a settlement agreement that has been preliminarily but not yet finally approved by the Court, and a putative class action pending in the United States District Court for the Central District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by Countrywide; (2) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of IndyMac MBS, Inc.; (3) a putative class action pending in the United States District Court for the Northern District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Wells Fargo Asset Securities Corporation; (4) a putative class action in the United States District Court for the Southern District of New York regarding the role of a number of financial institutions, including DBSI, as underwriter, of certain mortgage pass-through certificates issued by affiliates of Residential Accredit Loans, Inc.; and (5) a lawsuit filed by the Federal Home Loan Bank of San Francisco (“FHLB SF”) pending in the United States District Court for the Northern District of California regarding the role of a number of financial institutions, including certain affiliates of Deutsche Bank, as issuer and underwriter of certain mortgage pass-through certificates purchased by FHLB SF. In addition, certain affiliates of Deutsche Bank, including DBSI, have been named in a putative class action pending in the United States District Court for the Eastern District of New York regarding their roles as issuer and underwriter of certain mortgage pass-through securities. Each of the civil litigations is otherwise in its early stages. On March 31, 2011, the court granted a motion to dismiss a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation. The plaintiffs were given forty-five days to file an amended complaint correcting certain pleading deficiencies.

Deutsche Bank	Consolidated Financial Statements	61
Interim Report as of March 31, 2011	Other Financial Information (unaudited)
From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S.$84 billion of loans into private label securitizations and U.S.$71 billion through whole loan sales, including to U.S. government-sponsored entities such as the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. Deutsche Bank has been presented with demands to repurchase loans or indemnify purchasers, other investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase claims that are presented in compliance with contractual rights. Where Deutsche Bank believes no such valid basis for repurchase claims exists, Deutsche Bank rejects them and no longer considers them outstanding for our tracking purposes. As of December 31, 2010, Deutsche Bank has approximately U.S.$600 million of outstanding mortgage repurchase demands (based on original principal balance of the loans). Against these claims, Deutsche Bank has established reserves that are not material and that Deutsche Bank believes to be adequate. As of December 31, 2010, Deutsche Bank has completed repurchases and otherwise settled claims on loans with an original principal balance of approximately U.S.$1.9 billion. In connection with those repurchases and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S.$22.4 billion of loans sold by us as described above.
Auction Rate Securities. Deutsche Bank AG and DBSI are the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold auction rate preferred securities and auction rate securities (together “ARS”) offered for sale by Deutsche Bank AG and DBSI between March 17, 2003 and February 13, 2008. On December 9, 2010, the court dismissed the putative class action with prejudice. By agreement, Plaintiff has until August 18, 2011 to file a notice of appeal of the dismissal. Deutsche Bank AG, DBSI and/or Deutsche Bank Alex. Brown, a division of DBSI, have also been named as defendants in 17 individual actions asserting various claims under the federal securities laws and state common law arising out of the sale of ARS. Nine of the individual actions are pending, and eight of the individual actions have been resolved and dismissed with prejudice. Deutsche Bank AG was also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market. On or about January 26, 2010, the court dismissed the two putative class actions. The plaintiffs have filed appeals of the dismissals.
Deutsche Bank AG and DBSI have also been the subjects of proceedings by state and federal securities regulatory and enforcement agencies relating to the marketing and sale of ARS. In August 2008, Deutsche Bank AG and its subsidiaries entered into agreements in principle with the New York Attorney General’s Office (“NYAG”) and the North American Securities Administration Association, representing a consortium of other states and U.S. territories, pursuant to which Deutsche Bank AG and its subsidiaries agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from Deutsche Bank AG and its subsidiaries prior to February 13, 2008; to work expeditiously to provide liquidity solutions for their larger institutional clients who purchased ARS from Deutsche Bank AG and its subsidiaries; to pay an aggregate penalty of U.S.$15 million to state regulators; and to be subject to state orders requiring future compliance with applicable state laws. On June 3, 2009, DBSI finalized settlements with

Deutsche Bank	Consolidated Financial Statements	62
Interim Report as of March 31, 2011	Other Financial Information (unaudited)
the NYAG and the New Jersey Bureau of Securities that were consistent with the August 2008 agreements in principle, and DBSI entered into a settlement with the Securities and Exchange Commission (“SEC”) that incorporated the terms of the agreements in principle with the states. DBSI has since received proposed settled orders from a number of state and territorial agencies pursuant to which those agencies have claimed their respective shares of the U.S.$15 million penalty. DBSI expects to finalize those settled orders and pay the requisite shares of the penalty to the requesting states over the next several months.
Trust Preferred Securities. Deutsche Bank AG and certain of its affiliates and officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. An amended and consolidated class action complaint was filed on January 25, 2010. A motion to dismiss is pending.
German Bank Levy
As of December 2010, the restructuring law (“Restrukturierungsgesetz”) was adopted. This law sets an obligation to pay a bank levy based on statutory accounts according to German GAAP (HGB). This obligation is relevant for Deutsche Bank AG and its German bank subsidiaries. The basis to determine the individual levy amount will be established in the restructuring fund order (“Restrukturierungsfondsverordnung”) which is currently in draft. The consent of the German Federal Council (“Bundesrat”) is explicitly required for this regulation. Until the regulation is finalized, there is no specific obligation for Deutsche Bank and it is not possible to reliably estimate Deutsche Bank’s future obligation.
Related Party Transactions
Transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other parties.
Transactions with Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of March 31, 2011, were loans and commitments of € 9 million and deposits of € 12 million. As of December 31, 2010, there were loans and commitments of € 10 million and deposits of € 9 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Deutsche Bank	Consolidated Financial Statements	63
Interim Report as of March 31, 2011	Other Financial Information (unaudited)
In the first quarter 2011 and during 2010, a member of key management personnel received payments from a Group company. At the time the contractual arrangement was executed the payor company was not included in the Group of consolidated companies.
Transactions with Subsidiaries, Joint Ventures and Associates
Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures also qualify as related party transactions. Due to a revised version of IAS 24, “Related Party Disclosures” (“IAS 24 R”) the definition of a related party has been amended, in part, to clarify that an associate includes subsidiaries of an associate and a joint venture includes subsidiaries of the joint venture. IAS 24 R was applied retrospectively for 2010.
Loans
In the three months ended March 31, 2011, and in the year 2010 loans issued and guarantees granted to related parties developed as follows.

	Associated companies and
	other related parties
in € m.	Mar 31, 2011	Dec 31, 2010[1]
Loans outstanding, beginning of period	4,329	1,002

Loans issued during the period	89	3,585
Loan repayments during the period	52	148
Changes in the group of consolidated companies[2]	–	(126)
Exchange rate changes/other	6	16

Loans outstanding, end of period[3]	4,372	4,329

Other credit risk related transactions:
Allowance for loan losses	31	32
Provision for loan losses	0	26
Guarantees and commitments[4]	257	255

[1]	Prior year numbers were adjusted as a result of the adoption of IAS 24 R.

[2]	In 2010, some entities were fully consolidated. Therefore, loans issued to these investments were eliminated on consolidation.

[3]	Loans past due were nil as of March 31, 2011, and December 31, 2010. Loans included loans to joint ventures of € 16 million as of March 31, 2011, and € 17 million as of December 31, 2010.

[4]	Includes financial and performance guarantees, standby letters of credit, indemnity agreements and irrevocable lending-related commitments.
Deposits
In the three months ended March 31, 2011, and in the year 2010 deposits received from related parties developed as follows.

	Associated companies and
	other related parties
in € m.	Mar 31, 2011	Dec 31, 2010[1]
Deposits, beginning of period	220	369

Deposits received during the period	146	162
Deposits repaid during the period	78	220
Changes in the group of consolidated companies[2]	–	(93)
Exchange rate changes/other	–	2

Deposits, end of period	288	220

[1]	Prior year numbers were adjusted as a result of the adoption of IAS 24 R.

[2]	In 2010, some entities were fully consolidated. Therefore, deposits received from these investments were eliminated on consolidation.

Deutsche Bank	Consolidated Financial Statements	64
Interim Report as of March 31, 2011	Other Financial Information (unaudited)
Other Transactions
Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 186 million as of March 31, 2011, and € 149 million as of December 31, 2010. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to € 54 million as of March 31, 2011, and € 15 million as of December 31, 2010.
Transactions with Pension Plans
The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of March 31, 2011, transactions with these plans were not material for the Group.
Business Combinations
Deutsche Postbank
Refer to Note 04 “Acquisitions and Dispositions” of the Financial Report 2010 for a comprehensive discussion of the Group’s step acquisition of a controlling interest in Deutsche Postbank AG (“Postbank”) on December 3, 2010 (the “acquisition date”).
Due to closing of this business combination shortly before year-end and given its complexity, the initial accounting for the Postbank acquisition was not yet finalized at December 31, 2010. The initial acquisition accounting including the allocation of the consideration transferred may be modified during the period through December 3, 2011, as more information is obtained about the facts and circumstances existing at the acquisition date.
During the first quarter 2011, the Group increased the preliminary acquisition date fair value of Postbank’s net assets by € 54 million. The increase related to adjustments to the acquisition date fair value of certain assets the Group had acquired with a view to immediate resale as well as adjustments to the acquisition date fair value of the acquired loan portfolio. Accordingly, the initial amount of goodwill recognized at December 31, 2010 of € 2,049 million was reduced in the first quarter 2011 by € 43 million to € 2,006 million and the noncontrolling interest in Postbank increased by € 11 million. In connection with these adjustments, the Group recorded a loss before income taxes of € 10 million in the first quarter 2011.
As of the reporting date, the initial acquisition accounting continues to be under review and is therefore not yet finalized.
Postbank contributed net revenues and net income after tax (including amortization of fair value adjustments from the preliminary purchase price allocation and the above mentioned adjustments) of € 1.3 billion and € 226 million, respectively, to the Group’s income statement for the first quarter 2011.

Deutsche Bank	Consolidated Financial Statements	65
Interim Report as of March 31, 2011	Other Financial Information (unaudited)
ABN AMRO
Refer to Note 04 “Acquisitions and Dispositions” of the Financial Report 2010 for a comprehensive discussion of Deutsche Bank’s acquisition of parts of ABN AMRO Bank N.V.’s (“ABN AMRO”) commercial banking activities in the Netherlands on April 1, 2010 (the “acquisition date”).
At year-end 2010, the initial acquisition accounting for the business combination had not been finalized, in particular pending the finalization of fair value adjustments for certain parts of the opening balance sheet of the acquired businesses. The allocation of the consideration transferred to the acquisition date fair value of net assets acquired had resulted in preliminary negative goodwill of € 216 million which was recognized in the Group’s income statement for 2010.
Finalizing the initial acquisition accounting for the business combination at March 31, 2011 resulted in a reduction of € 24 million in the acquisition date fair value of net assets acquired. Accordingly, the preliminary negative goodwill of € 216 million was reduced to € 192 million. Pursuant to IFRS 3, the finalization of the purchase price allocation had to be applied retrospectively as of the acquisition date. Therefore, retained earnings as of December 31, 2010 were reduced by € 24 million.
The final summary computation of the consideration transferred and its allocation to net assets acquired as of the acquisition date is presented below.
Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.
Consideration transferred

Cash consideration transferred	700
Purchase price adjustment	(13)

Total purchase consideration	687

Recognized amounts of identifiable assets acquired and liabilities assumed[1]
Cash and cash equivalents	113
Interest-earning time deposits with banks	71
Financial assets at fair value through profit or loss	779
Loans	9,802
Intangible assets	168
All other assets	810
Deposits	8,211
Financial liabilities at fair value through profit or loss	895
All other liabilities	1,758

Total identifiable net assets	879

Negative Goodwill	192

Total identifiable net assets acquired, less Negative Goodwill	687

[1]	By major class of assets acquired and liabilities assumed.
ABN AMRO contributed net revenues and net income after tax (including amortization of fair value adjustments from the purchase price allocation) of € 132 million and € 20 million, respectively, to the Group’s income statement for the first quarter 2011.

Deutsche Bank	Consolidated Financial Statements	66
Interim Report as of March 31, 2011	Other Financial Information (unaudited)
Sal. Oppenheim
Refer to Note 04 “Acquisitions and Dispositions” of the Financial Report 2010 for a comprehensive discussion of Deutsche Bank’s acquisition of the Sal. Oppenheim Group (“Sal. Oppenheim”) as of January 29, 2010 (the “acquisition date”). Based on information obtained about the facts and circumstances existing at the acquisition date, the initial acquisition accounting for this transaction was finalized in the first quarter 2011.
Significant Transactions
Hua Xia Bank
On May 6, 2010, Deutsche Bank announced that it had signed a binding agreement to subscribe for newly issued shares in Hua Xia Bank Co. Ltd. (“Hua Xia Bank”) for a total subscription price of up to RMB 5.7 billion (€ 612 million as of March 31, 2011). Deutsche Bank’s subscription is part of a private placement of Hua Xia Bank shares to its three largest shareholders with an overall issuance value of up to RMB 20.8 billion (€ 2.3 billion as of March 31, 2011). Upon final settlement of the transaction, which was effective with the registration of the new shares on April 26, 2011, this investment increased Deutsche Bank’s existing equity stake in Hua Xia Bank from 17.12 % to 19.99 % of issued capital.
The purchase of the newly issued shares was subject to substantive regulatory approvals to be granted by various Chinese regulatory agencies. The last substantive regulatory approval, which results in Deutsche Bank having a claim to receive the additional shares and the associated voting rights, was received on February 11, 2011.
Upon this date, the new shares to be issued have been taken into consideration when assessing Deutsche Bank’s level of influence in accordance with IAS 28, “Investments in Associates”, because they represent potential voting rights.
As of February 11, 2011, Deutsche Bank’s influence was represented by the existing voting rights of 17.12 % and the potential voting rights of 2.87%. The resulting 19.99 % of the voting power is considered to evidence significant influence because it is materially equal to the 20 % of the voting power upon which significant influence is generally presumed to exist. Furthermore, Deutsche Bank’s significant influence is evidenced by the fact that Deutsche Bank has successfully negotiated its stake increase with Hua Xia Bank’s management and the other stakeholders and is represented on four of six of Hua Xia Bank Board Committees.
The equity method of accounting has been applied from February 11, 2011.
Upon reclassifying the investment from Financial assets available for sale to Equity method investments, Deutsche Bank used the remeasurement approach by analogy to IFRS 3R, “Business Combinations”. As a result net unrealized gains of € 263 million previously recorded in Other comprehensive income were reclassified into Net gains (losses) on financial assets available for sale in the Income Statement and the balance sheet position Equity method investments increased by € 1.1 billion.

Deutsche Bank	Consolidated Financial Statements	67
Interim Report as of March 31, 2011	Other Financial Information (unaudited)
Assets Held for Sale
Assets Held for Sale at the Reporting Date
Total assets held for sale amounted to € 9.8 billion as of March 31, 2011, and were reported in Other assets.
The Group valued the non-current assets and disposal groups classified as held for sale at the lower of their carrying amount and fair value less costs to sell. Financial instruments were measured following the general provisions of IAS 39.
BHF-BANK
As of December 31, 2010, the Group had classified its investment in BHF-BANK AG (“BHF-BANK”) as a disposal group held for sale because of the exclusive negotiations held with Liechtenstein’s LGT Group (“LGT”) concerning the contemplated sale of BHF-BANK.
During the first quarter 2011 and based on negotiations with LGT, the Group decided not to sell but keep two distinct businesses of BHF-BANK as well as certain selected assets and liabilities of BHF-BANK. As a result and as of March 31, 2011, € 2.6 billion assets and liabilities, respectively, were no longer included in the disposal group held for sale allocated to the Corporate Division Corporate Investments.
Relating to BHF-BANK’s portfolio of securities available for sale, unrealized net gains of € 3 million were recognized directly in Accumulated other comprehensive income (loss), net of tax.
On April 18, 2011, Deutsche Bank and LGT announced that they have ended negotiations on the sale of BHF-BANK following discussions between the parties and with the competent supervisory authorities and decided not to pursue the transaction any further. Accordingly, all assets and liabilities of the BHF-BANK disposal group will no longer be classified as held for sale in the second quarter 2011.
Other non-current assets and disposal groups classified as held for sale
On March 14, 2011, Deutsche Bank announced that it is selling its Group headquarters in Frankfurt am Main to a closed-end real estate fund to be launched by DWS Finanz-Service GmbH. Deutsche Bank will continue to use the building on the basis of a long-term lease. The transaction is expected to close within one year. Accordingly and as of March 31, 2011, the Group classified a disposal group as held for sale which is allocated to the Corporate Division Corporate Investments and consists of € 592 million premises and equipment. The reclassification resulted in an impairment loss of € 34 million included in Other income.

Deutsche Bank	Consolidated Financial Statements	68
Interim Report as of March 31, 2011	Other Financial Information (unaudited)
As of March 31, 2011, the Group classified an investment in an associate and several disposal groups allocated to the Corporate Division Corporate Banking & Securities as held for sale. The investment in an associate was acquired during the first quarter of 2011 and is expected to be sold within three months. The disposal groups are expected to be sold within one year. The reclassification did not result in any impairment loss.
Relating to non-current assets and disposal groups classified as held for sale, unrealized net gains of € 19 million were recognized directly in Accumulated other comprehensive income (loss), net of tax. These unrealized net gains will remain in equity until the assets are sold, at which time the gains will be reclassified from equity to profit or loss.
Disposals during the Quarter
In March 2011, the Group sold Postbank’s Indian subsidiary Deutsche Postbank Home Finance Ltd. which was allocated to the Corporate Division Private & Business Clients. With the closing the acquisition of a majority shareholding in Postbank on December 3, 2010, the Group had also obtained control over this subsidiary.
In the first quarter 2011, the Group sold several assets held for sale that were allocated to the Corporate Division Asset and Wealth Management. These investments were previously acquired as part of the acquisition of the Sal. Oppenheim Group.
In March 2011, the Group also sold a subsidiary allocated to the Corporate Division Asset and Wealth Management that was previously classified as held for sale.
In January 2011, the Group sold an investment in an associate allocated to the Corporate Division Corporate Banking & Securities that was previously classified as held for sale.
Events after the Reporting Date
On April 18, 2011, Deutsche Bank and LGT Group announced that they have ended negotiations on the sale of BHF-BANK following discussions between the parties and with the competent supervisory authorities and decided not to pursue the transaction any further. For more information on the expected impact of this event please refer to the section “Assets Held for Sale” of this Interim Report.

Deutsche Bank	Other Information (unaudited)	69
Interim Report as of March 31, 2011	Target Definitions
Other Information (unaudited)
Target Definitions
This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements. The Group refers to the definitions of certain adjustments as “target definitions” because the Group has in the past used and may in the future use the non-GAAP financial measures based on them to measure its financial targets.
The Group’s non-GAAP financial measures that relate to earnings use target definitions that adjust IFRS financial measures to exclude certain significant gains (such as gains from the sale of industrial holdings, businesses or premises) and certain significant charges (such as charges from restructuring, impairments of intangible assets or litigation) if such gains or charges are not indicative of the future performance of the Group’s core businesses.
Pre-Tax Return on Average Active Equity (Target Definition)
The over-the-cycle pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders, as a percentage of the Group’s average active equity, as defined below. For comparison, also presented are the pre-tax return on average shareholders’ equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average shareholders’ equity, and the pre-tax return on average active equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average active equity.
IBIT attributable to Deutsche Bank Shareholders (Target Definition): The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income before income taxes attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), adjusted for certain significant gains and charges as follows.

	Three months ended
in € m.	Mar 31, 2011	Mar 31, 2010
Income before income taxes (IBIT)	3,021	2,793
Less pre-tax noncontrolling interests	(89)	(15)

IBIT attributable to Deutsche Bank shareholders	2,932	2,778

Add (deduct):
Certain significant gains (net of related expenses)	(236)[1]	—
Certain significant charges	—	—

IBIT attributable to Deutsche Bank shareholders (target definition)	2,696	2,778

[1]	Positive impact of € 236 million related to our stake in Hua Xia Bank (PBC) for which equity method accounting was applied.

Deutsche Bank	Other Information (unaudited)	70
Interim Report as of March 31, 2011	Target Definitions
Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average accumulated other comprehensive income (loss) excluding foreign currency translation (all components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate.

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2011	Mar 31, 2010
Average shareholders’ equity	49,471	37,914

Add (deduct):
Average accumulated other comprehensive (income) loss excluding foreign currency translation, net of applicable tax[1]	290	210
Average dividend accruals	(784)	(524)

Average active equity	48,977	37,601

Pre-tax return on average shareholders’ equity	23.7%	29.3%
Pre-tax return on average active equity	23.9%	29.5%
Pre-tax return on average active equity (target definition)	22.0%	29.5%

[1]	The tax effect on average accumulated other comprehensive income (loss) excluding foreign currency translation was € (375) million and € (408) million for the three months ended March 31, 2011 and 2010, respectively.
Leverage Ratio (Target Definition)
A leverage ratio is calculated by dividing total assets by total equity. The Group discloses an adjusted leverage ratio, which is calculated using a target definition, for which the following adjustments are made to the reported IFRS assets and equity:
—	Total assets under IFRS are adjusted to reflect additional netting provisions to obtain total assets adjusted. Under IFRS offsetting of financial assets and financial liabilities is required when an entity, (1) currently has a legally enforceable right to set off the recognized amounts; and (2) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. IFRS specifically focuses on the intention to settle net in the ordinary course of business, irrespective of the rights in default. As most derivative contracts covered by a master netting agreement do not settle net in the ordinary course of business they must be presented gross under IFRS. Repurchase and reverse repurchase agreements are also presented gross, as they also do not settle net in the ordinary course of business, even when covered by a master netting agreement. It has been industry practice in the U.S. to net the receivables and payables on unsettled regular way trades. This is not permitted under IFRS. The Group makes the netting adjustments described above in calculating the target definition of the leverage ratio.

Deutsche Bank	Other Information (unaudited)	71
Interim Report as of March 31, 2011	Target Definitions
—	Total equity under IFRS is adjusted to reflect pro-forma fair value gains and losses on the Group’s own debt (post-tax, estimate assuming that substantially all of the Group’s own debt was designated at fair value), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35%.
The Group applies these adjustments in calculating the leverage ratio according to the target definition to improve comparability with competitors. The target definition of the leverage ratio is used consistently throughout the Group in managing the business. There will still be differences in the way competitors calculate their leverage ratios compared to the Group’s target definition of the leverage ratio. Therefore the Group’s adjusted leverage ratio should not be compared to other companies’ leverage ratios without considering the differences in the calculation. The Group’s leverage ratio according to the Group’s target definition is not likely to be identical to, nor necessarily indicative of, what the leverage ratio would be under any current or future bank regulatory leverage ratio requirement.
The following table presents the adjustments made in calculating the Group’s leverage ratio according to the target definition.

Assets and equity
in € bn.	Mar 31, 2011	Dec 31, 2010
Total assets (IFRS)	1,842	1,906

Adjustment for additional derivatives netting	(508)	(601)
Adjustment for additional pending settlements netting	(122)	(86)
Adjustment for additional reverse repo netting	(10)	(8)

Total assets (adjusted)	1,202	1,211

Total equity (IFRS)	51.6	50.4

Adjustment for pro-forma fair value gains (losses) on the Group’s own debt (post-tax)[1]	1.7	2.0

Total equity (adjusted)	53.2	52.4

Leverage ratio based on total equity

According to IFRS	36	38
According to target definition	23	23

[1]	The estimated cumulative tax effect on pro-forma fair value gains (losses) on such own debt was € (0.9) billion and € (1.1) billion at March 31, 2011 and December 31, 2010, respectively.